Exhibit 99.2

Explanatory Note

Studio City Investments Limited’s Annual Report

for the year ended December 31, 2025

This annual report serves to provide Studio City Investments Limited’s (“Studio City Investments”) audited financial statements, on a consolidated basis, in respect of the fiscal year ended December 31, 2025, together with the related information. Studio City Investments is the parent guarantor of the 2027 SCC Senior Secured Notes (as defined below).

Studio City Investments Limited

TABLE OF CONTENTS

For the Year Ended December 31, 2025

INTRODUCTION

In this annual report, unless otherwise indicated:

•	“2025 Intercompany Notes” refers to the loan by Studio City Finance of the proceeds of the 2025 SCF Senior Notes to Studio City Investments;

•

“2025 SCF Senior Notes” refers to the 6.00% senior notes due 2025 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020, and as to which no amount remains outstanding following the redemption of all remaining amounts outstanding in July 2025;

•	“2027 SCC Senior Secured Notes” refers to the 7.00% senior secured notes due 2027 in an aggregate principal amount of US$350,000,000 issued by Studio City Company on February 16, 2022;

•	“2028 Intercompany Notes” refers to the loan by Studio City Finance of the proceeds of the 2028 SCF Senior Notes to Studio City Investments;

•	“2028 SCF Senior Notes” refers to the 6.50% senior notes due 2028 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020;

•	“2029 Intercompany Notes” refers to the loan by Studio City Finance of the proceeds of the 2029 SCF Senior Notes to Studio City Investments;

•

“2029 SCF Senior Notes” refers to the 5.00% senior notes due 2029 in an aggregate principal amount of US$1,100,000,000 issued by Studio City Finance, of which US$750,000,000 in aggregate principal amount was issued on January 14, 2021 (the “First 2029 SCF Senior Notes”) and US$350,000,000 in aggregate principal amount was issued on May 20, 2021 (the “Additional 2029 SCF Senior Notes”);

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•

“China” and “PRC” refer to the People’s Republic of China, including the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and the Macau Special Administrative Region of the People’s Republic of China (“Macau” or “Macau SAR”) , except when referencing specific laws and regulations adopted by the People’s Republic of China and other legal and tax matters applicable only to mainland China. The legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong and Macau;

•

“City of Dreams” refers to an integrated resort located in Cotai, Macau, which currently features gaming areas and luxury hotels, a collection of retail brands, a wet stage performance theater and other entertainment venues;

•

“Concession Contract” refers to the concession contract executed between the Macau SAR and the Gaming Operator on December 16, 2022, as amended on February 10, 2026, that provides for the terms and conditions of the concession granted to the Gaming Operator, which expires on December 31, 2032;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the government of Macau;

•	“DSEC” refers to the Statistics and Census Service of Macau, a department of the government of Macau;

•	“HIBOR” refers to the Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•

“Intercreditor Agreement” refers to the amended and restated intercreditor agreement dated February 7, 2022 entered into by, among others, Studio City Company, the lenders and agent for the SCC 2021 Credit Facilities, Industrial and Commercial Bank of China (Macau) Limited or its successors, as the security agent (the “Security Agent”), and DB Trustees (Hong Kong) Limited or its successors, as the intercreditor agent (the “Intercreditor Agent”), which amended and restated the intercreditor agreement dated December 1, 2016 (November 30, 2016, New York City time);

•

“Master Services Agreements” refer to a master services agreement entered into between SCI and certain of its subsidiaries, and related arrangements for work agreements entered into between certain subsidiaries of SCI, on December 21, 2015 for non-gaming services, on the one hand, and certain Melco Resorts Affiliates, on the other hand, under which certain of SCI’s subsidiaries and Melco Resorts Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau. The Master Services Agreements and other arrangements for non-gaming services at the properties in Macau, are collectively referred to as “Management and Shared Services Arrangements,” have been extended to December 31, 2032;

•

“Master Service Providers” refer to certain of SCI’s affiliates with whom SCI entered into a master services agreement and a series of work agreements with respect to the non-gaming services at the properties in Macau, and that are also subsidiaries of Melco Resorts, including Melco Crown (COD) Developments Limited (now known as COD Resorts Limited), Altira Developments Limited (now known as Altira Resorts Limited), the Gaming Operator, MPEL Services Limited (now known as Melco Resorts Services Limited), Golden Future (Management Services) Limited, MPEL Properties (Macau) Limited, Melco Crown Security Services Limited (now known as Melco Resorts Security Services Limited), MCE Travel Limited (now known as Melco Resorts Travel Limited), MCE Transportation Limited and MCE Transportation Two Limited (now known as MCO Transportation Two Limited);

•	“MCO Cotai” refers to MCO Cotai Investments Limited, a subsidiary of Melco Resorts and a shareholder of SCI;

•

“Melco Resorts” refers to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability, the American depositary shares of which are listed on the Nasdaq Global Select Market, and which, through its subsidiary MCO Cotai, is a principal shareholder of SCI;

•	“Melco Resorts Affiliates” refers to the subsidiaries of Melco Resorts other than SCI and its subsidiaries;

•

“Melco Resorts Macau” or “Gaming Operator” refers to Melco Resorts (Macau) Limited, a company incorporated under the laws of Macau that is a subsidiary of Melco Resorts, the holder of a concession under the Concession Contract and the operator of Studio City Casino. The equity interest of the Gaming Operator is 85% owned by Melco Resorts and 15% owned by Mr. Lawrence Ho, the managing director of the Gaming Operator;

•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company, the single largest shareholder of Melco Resorts;

•	“MOP” and “Pataca(s)” refer to the legal currency of Macau;

•

“SCC 2013 Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company, as borrower, and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (equivalent to US$1.3 billion) and a revolving credit facility of HK$775,420,000 (equivalent to US$100 million), and was amended, restated and extended by the SCC 2016 Credit Facilities;

•

“SCC 2016 Credit Facilities” refers to the facilities agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the SCC 2013 Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, and which would have matured on November 30, 2021, and was amended, restated and extended by the SCC 2021 Credit Facilities;

•

“SCC 2021 Credit Facilities” refers to the facilities agreement dated March 15, 2021 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the SCC 2016 Credit Facilities providing for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, and which would have matured on January 15, 2028, and was further amended, restated and extended on November 29, 2024 including with a maturity date extended to August 29, 2029;

•

“SCC 2024 Revolving Facilities” refers to the senior secured credit facilities agreement, dated November 29, 2024, entered into between, among others, Studio City Investments, as parent, Studio City Company, as borrower, and certain subsidiaries as guarantors, pursuant to which lenders have made available to Studio City Company HK$1.945 billion (equivalent to US$250.3 million) in revolving credit facilities for a term of five years with an option to increase the commitments in an amount not exceeding US$100.0 million, subject to the satisfaction of certain conditions precedent;

•

“SCC Senior Notes” refers to the US$350.0 million aggregate principal amount of 5.875% senior secured notes due 2019 and the US$850.0 million aggregate principal amount of 7.250% senior secured notes due 2021, each issued by Studio City Company on November 30, 2016;

•	“SCF Senior Notes” refers to the 2028 SCF Senior Notes and the 2029 SCF Senior Notes, collectively;

•

“SCI” refers to an indirect parent of our company, Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary shares of which are listed on the New York Stock Exchange;

•

“Site” or “Land” refers to the plot of land situated in Macau, at the Cotai reclaimed land area, with a gross area of approximately 1.4 million square feet (130,789 square meters), described at the Macau Immovable Property Registry under no. 23059, and registered in Studio City Developments’ name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau Official Gazette no. 30 of July 25, 2012, and by Dispatch of Secretary for Public Works and Transportation no. 92/2015 of September 10, 2015, published in the Macau Official Gazette no. 38 of September 23, 2015, comprised of lots G300, G310 and G400, denoted by the letter “A” on map no. 5899/2000 issued by Macau Cartography and Cadastre Bureau on January 3, 2012;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•

“Studio City Casino Agreement” (previously referred to as the Services and Right to Use Arrangements) refers to the agreement entered into among Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012 and June 23, 2022 and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, which is a company incorporated in the British Virgin Islands with limited liability;

•	“Studio City Developments” refers to our subsidiary, Studio City Developments Limited, a Macau company;

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•	“Studio City Entities” refers to SCI and its subsidiaries;

•	“Studio City Finance” refers to our direct parent, Studio City Finance Limited, a company incorporated in the British Virgin Islands;

•	“Studio City Hotel” refers to the hotel owned by Studio City Developments which includes the four hotel towers at Studio City;

•	“Studio City Hotels” refers to our subsidiary, Studio City Hotels Limited, a Macau company, through which we operate hotels and certain other non-gaming businesses at Studio City;

•	“Term SOFR” refers to the term Secured Overnight Financing Rate;

•	“US$,” “U.S. dollar(s)” and “U.S. Dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our,” “our company” and “the Company” refer to Studio City Investments Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2025 and 2024 and as of December 31, 2025 and 2024.

Certain monetary amounts, percentages, and other figures included in this annual report have been subject to rounding adjustments. Certain other amounts that appear in this annual report may not sum due to rounding. Figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. All statements other than statements of historical fact in this annual report are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performances or achievements to be materially different from those expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry where amendments to the gaming law were adopted and implemented by the Macau government, may become highly leveraged and operate in Macau, a market with intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“average daily rate”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	a corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, and arranges food and beverage services and entertainment in exchange for commissions from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters

“marker”	evidence of indebtedness by a player to the gaming operator

“mass market patron”	a customer who plays in the mass market operations

“mass market operations”	consists of both table games and gaming machines played by mass market patrons primarily for cash stakes

“mass market table games drop”	the amount wagered in the mass market table games operations

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games operations”	the mass market operations consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip patron who is a direct customer of the gaming operator and is attracted to the casino through marketing efforts of the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market patrons

“rolling chip operations”	consists of table games played in areas designated for rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips net buy in plus the amount of cash chips converted to non-negotiable chips

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	slot or electronic gaming machine operated by a single player

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, while our current expenses are denominated predominantly in Patacas and H.K. dollars and in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this annual report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.781193 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since May 2005, the Hong Kong Monetary Authority has maintained a trading band range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the U.S. dollar link at that rate range and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Patacas to U.S. dollars in this annual report were made at the exchange rate of MOP8.014619 to US$1.00.

In this annual report, U.S. dollar equivalents of H.K. dollar amounts of indebtedness are based on the prevailing exchange rate on the relevant transaction date, except for the indebtedness balance translations as of the balance sheet date, which are based on the prevailing exchange rate on the applicable balance sheet date.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following summary statements of operations, balance sheets and cash flow information are derived from our audited consolidated financial statements for the years ended December 31, 2025 and 2024 and the notes relating thereto, which are included elsewhere in this annual report. These consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. You should read this section in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and those consolidated financial statements and the notes to those statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that you may expect for any future period.

	Year Ended December 31,
	2025	2024
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Total operating revenues	$694,591	$639,171
Total operating costs and expenses	$(621,688)	$(602,077)
Operating income	$72,903	$37,094
Net loss attributable to Studio City Investments Limited	$(71,752)	$(102,781)

	As of December 31,
	2025	2024
	(In thousands of US$)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents	$54,377	$68,241
Restricted cash	$130	$130
Total assets	$2,704,430	$2,880,998
Total current liabilities	$163,973	$155,397
Total debts(1)	$2,011,055	$2,145,844
Total liabilities	$2,193,473	$2,296,065
Total equity	$510,957	$584,933

(1)	Total debts include long-term debt, net, non-current portion of payable to an affiliated company and current portion of 2025 Intercompany Notes included in payables to affiliated companies

The following table sets forth a summary of our cash flows for the years presented.

	Year Ended December 31,
	2025	2024
	(In thousands of US$)
Net cash provided by operating activities	$214,554	$143,212
Net cash used in investing activities	(85,149)	(108,461)
Net cash used in financing activities	(143,114)	(182,639)
Effect of exchange rate on cash, cash equivalents and restricted cash	(155)	1,337

Decrease in cash, cash equivalents and restricted cash	(13,864)	(146,551)
Cash, cash equivalents and restricted cash at beginning of year	68,371	214,922

Cash, cash equivalents and restricted cash at end of year	$54,507	$68,371

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with “Selected Consolidated Financial Information” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. This annual report includes the audited consolidated financial statements and the accompanying notes thereto as of and for the years ended December 31, 2025 and 2024. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements. See “Special Note Regarding Forward-Looking Statements” regarding these statements.

Overview

Studio City is a world-class integrated resort located in Cotai, Macau and its principal operating activities are the provision of services to the Gaming Operator pursuant to a casino contract and the hospitality business in Macau. The gaming operations of Studio City Casino are focused primarily on the mass market and target all ranges of mass market patrons. Pursuant to the Studio City Casino Agreement, the Studio City Casino currently has 259 mass gaming tables and 800 gaming machines available for operation. The Gaming Operator operated an average of approximately 253 gaming tables and 775 gaming machines in 2025 at the Studio City Casino, compared to an average of approximately 251 gaming tables and 709 gaming machines in 2024. Following the closure by the Gaming Operator of three of its Mocha Clubs between September and December 2025, 198 gaming machines were re-allocated by the Gaming Operator to Studio City. Our cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a deluxe night club and karaoke, a 5,000-seat live performance arena and an outdoor and an indoor water park. Studio City features approximately 2,493 luxury hotel rooms, diverse food and beverage establishments, a nine-screen cineplex and approximately 44,300 square meters of complementary retail space.

Studio City is strategically located in Cotai, as one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City.

Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco Resorts and a holder of a gaming concession in Macau, and we operate the non-gaming businesses of Studio City.

Studio City Investments and its subsidiaries sit within a ring-fenced credit group separate from shareholders of SCI and our debt obligations are not guaranteed by the shareholders of SCI. In particular, Melco Resorts is not a guarantor under the SCC 2021 Credit Facilities, the SCC 2024 Revolving Facilities, the 2027 SCC Senior Secured Notes, the 2028 SCF Senior Notes or the 2029 SCF Senior Notes. As such, the shareholders of SCI are not contractually required to provide any additional financial support to Studio City Investments and our subsidiaries with respect to our debt obligations.

Factors Affecting Our Current and Future Operating Results

Our results of operations are and will be affected most significantly by:

•

Policies, legislations and campaigns implemented by the PRC government, including restrictions on travel, anti-corruption campaigns, monitoring of cross-border currency movement and adoption of measures to eliminate perceived channels of illicit cross-border currency movements, restrictions on currency withdrawal, scrutiny of marketing activities in China or measures taken by the PRC government, including criminalizing certain conduct, to deter marketing of gaming activities to mainland China residents by foreign casinos, slowdown of economic growth in China, travel and visa policies, may lead to a decline and limit the recovery and growth in the number of patrons visiting our property and the spending amount of such patrons;

•

The gaming and leisure market in Macau is developing and the competitive landscape is expected to evolve as more gaming and non-gaming facilities are developed in Macau. More supply of hotels in the Cotai region of Macau will intensify the competition in the businesses that we and the Gaming Operator operate;

•

Greater regulatory scrutiny, including increased audits and inspections, in relation to movement of capital and anti-money laundering and other financial crime. Anti-money laundering, anti-bribery and corruption and sanctions and counter-terrorism financing laws and regulations have become increasingly complex and subject to greater regulatory scrutiny and supervision by regulators globally and may increase our compliance costs and any potential non-compliances of such laws and regulations could have an adverse effect on our reputation, financial condition, results of operations or cash flows;

•

Enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to personal information, including, among others, collection, use and/or transmission of personal information, and as to which there may be limited precedent on their interpretation and application, may increase operating costs and/or adversely impact our ability to market to our customers and guests. In addition, any non-compliance with such laws may result in damage to our reputation and/or subject us to lawsuits, fines and other penalties as well as restrictions on our use or transfer of data;

•

Increases in cybersecurity and ransomware attacks around the world, including in the gaming and hospitality industries and the need to continually evaluate, enhance and improve our internal process, systems and technology infrastructure to comply with the increasing cybersecurity, data privacy and data protection laws, regulations and requirements; and

•

The currency of our operations, our indebtedness and presentation of our consolidated financial statements, which expose us to foreign exchange rate risk, as discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

Our operations in 2025 benefited from better performance in mass market operations leading to an increase in revenue from casino contract. According to the DSEC, visitor arrivals to Macau increased by 14.7% on a year-over-year basis in 2025 as compared to 2024 while, according to the DICJ, gross gaming revenues in Macau rose by 9.1% on a year-over-year basis in 2025. According to the DICJ, gross gaming revenues in Macau in the first quarter of 2026 rose by 14.3% as compared to that in the first quarter of 2025 but were still 13.5% lower than in the first quarter of 2019.

Key Performance Indicators (KPIs)

We use (or with respect to the rolling chip market operations, used) the following KPIs to evaluate the operations of Studio City Casino, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips net buy in plus the amount of cash chips converted to non-negotiable chips.

•

Rolling chip win rate: rolling chip table games win (calculated before discounts, commissions, other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount wagered in the mass market table games operations.

•

Mass market table games hold percentage: mass market table games win (calculated before discounts, commissions, other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop.

•

Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis.

•	Gaming machine handle: the total amount wagered in gaming machines.

•

Gaming machine win rate: gaming machine win (calculated before other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle.

In the rolling chip market operations, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box for rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts of non-negotiable chips net buy in plus the amount of cash chips converted into non-negotiable chips. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market operations than the hold percentage in the mass market table games operations.

Studio City Casino’s expected rolling chip win rate had been in the range of 2.85% to 3.15%.

We use the following KPIs to evaluate our hotel operations:

•

Average daily rate: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period.

•

Revenue per available room, or REVPAR: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms are included in the calculation of the above room-related KPIs. The average daily rate of complimentary rooms is typically lower than the average daily rate for cash rooms. The occupancy rate and REVPAR would be lower if complimentary rooms were excluded from the calculation. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Critical Accounting Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management applies significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments which are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and Equipment

As of December 31, 2025 and 2024, we had net property and equipment of US$2.41 billion and US$2.57 billion, representing 89.1% and 89.3% of our total assets respectively. Property and equipment are stated at cost, net of accumulated depreciation and amortization, and accumulated impairment, if any. We depreciate property and equipment on a straight-line basis over their estimated useful lives. The useful lives are estimated based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed. Refer to note 2(i) to the consolidated financial statements included elsewhere in this annual report for further details of estimated useful lives of the property and equipment.

Impairment of Long-lived assets

We evaluate our property and equipment and other long-lived assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we estimate the undiscounted future cash flows over the remaining useful life of the primary asset within the long-lived assets which involves significant assumptions, including future revenue growth rates and cost inflation. The future cash flows are derived based on management historical experience and market condition which are consistent with our budget and strategic plan. If the sum of undiscounted cash flows exceeds the carrying value, no impairment is indicated. If the sum of undiscounted cash flows does not exceed the carrying value, then an impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model involving significant assumptions, such as discount rates. If an asset is still under development, future cash flows include remaining construction costs. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the recoverability of our long-lived assets.

No impairment of long-lived assets were recognized during the years ended December 31, 2025 and 2024.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2025 and 2024, we recorded valuation allowances of US$170.1 million and US$172.7 million, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carry-forward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

Other Estimates

In addition to the critical accounting estimates described above, there are other accounting estimates within the consolidated financial statements. Management believes the current assumptions and other considerations used to estimate amounts reflected in the consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in the consolidated financial statements, the resulting changes could have a material adverse effect on the consolidated financial statements. See note 2 to the consolidated financial statements for further information on significant accounting policies.

Results of Operations

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our total operating revenues were US$694.6 million in 2025, an increase of US$55.4 million, or 8.7%, from US$639.2 million of total operating revenues in 2024. The improvement was primarily attributable to better performance in mass market operations, which led to an increase in revenue from casino contract and higher overall non-gaming revenues.

• Revenue from casino contract. Revenue from casino contract is derived from the provision of facilities for the operations of Studio City Casino by the Gaming Operator and services related thereto pursuant to the Studio City Casino Agreement. Revenue from casino contract was US$305.9 million in 2025, compared with US$259.8 million in 2024. The improvement was primarily attributable to better performance in mass market operations.

Studio City Casino generated gross gaming revenues of US$1.38 billion and US$1.31 billion in 2025 and 2024, respectively, before the deduction by the Gaming Operator of gaming taxes and the costs incurred in connection with its on-going operation of Studio City Casino pursuant to the Studio City Casino Agreement.

Mass market table games revenue increased to US$1.26 billion in 2025 from US$1.13 billion in 2024, attributable to an increase in mass market table games drop to US$3.76 billion in 2025 from US$3.68 billion in 2024, and an increase in mass market table games hold percentage to 33.4% in 2025 from 30.6% in 2024.

Gaming machine revenue increased to US$127.2 million in 2025 from US$111.7 million in 2024 . This increase is attributable to an increase of gaming machine handle to US$3.60 billion in 2025 from US$3.41 billion in 2024, and an increase in gaming machine win rate to 3.5% in 2025 from 3.3% in 2024. Average net win per gaming machine per day was US$451 and US$431 in 2025 and 2024, respectively.

Studio City Casino did not have VIP rolling chip operations in 2025. VIP rolling chip revenue was US$77.1 million in 2024. Studio City’s VIP rolling chip volume was US$2.00 billion in 2024. VIP rolling chip win rate was 3.85% in 2024.

Following the closure by the Gaming Operator of three of its Mocha Clubs between September and December 2025, 198 gaming machines were re-allocated to Studio City by the Gaming Operator.

In 2025 and 2024, total gaming taxes and costs incurred in connection with the on-going operation of Studio City Casino deducted from gross gaming revenues were US$1,076.9 million and US$1,055.0 million, respectively, which included (i) gaming taxes imposed on the gross gaming revenues of US$553.2 million and US$526.0 million, respectively; (ii) the complimentary services provided by us to Studio City Casino’s gaming patrons of US$144.3 million and US$150.1 million, respectively; (iii) shared administrative services and shuttle bus transportation services provided by us to Studio City Casino of US$56.6 million and US$50.5 million, respectively; and (iv) remaining costs of US$322.8 million and US$328.4 million, respectively, primarily representing gaming-related staff costs and other gaming-related costs, including certain gaming concession related costs and costs related to gaming operations at Studio City Casino.

• Rooms. We generate room revenues from Studio City hotels consisting of the Celebrity Tower, the all-suite Star Tower, the Epic Tower and the W Macau. Our room revenues increased by US$7.3 million, or 4.5%, to US$168.0 million in 2025 from US$160.7 million in 2024. The increase was primarily attributable to higher average daily rate and increased occupancy as a result of a year-over-year increase in inbound tourism in 2025. Studio City’s average daily rate, occupancy rate and REVPAR were US$171, 98% and US$167, respectively, in 2025, as compared to US$165, 96% and US$159, respectively, in 2024.

• Food and beverage, entertainment, mall and retail and other. Our revenues generated from food and beverage, entertainment, mall and retail and other decreased by US$6.7 million, or 4.2%, to US$152.3 million in 2025 from US$159.1 million in 2024, primarily attributable to lower revenues from residency concerts as a result of fewer shows held.

• Services fee. Our services fee revenues, which primarily consist of certain shared administrative services and shuttle bus transportation services to Studio City Casino, increased by US$8.7 million, or 14.7%, to US$68.3 million in 2025 from US$59.6 million in 2024.

Operating Costs and Expenses

Our total operating costs and expenses increased by US$19.6 million, or 3.3%, to US$621.7 million in 2025 from US$602.1 million in 2024.

• Costs related to casino contract. Costs related to casino contract, which mainly represent (1) services fees for shared corporate services provided by the Master Service Providers pursuant to the Management and Shared Services Arrangements; and (2) management payroll expenses, increased by US$3.8 million, or 10.9%, to US$38.5 million in 2025 from US$34.7 million in 2024. The increase was primarily attributable to higher shared corporate services fees as a result of the increase in business activities.

• Rooms. Room expenses, which represent the costs of operating the hotel facilities and respective payroll expenses, increased by US$8.6 million, or 16.7%, to US$60.2 million in 2025 from US$51.6 million in 2024. The increase was primarily attributable to increase in payroll expenses and supplies for increase in business activities and was in-line with the increase in room revenues.

• Food and beverage, entertainment, mall and retail and other. Expenses related to food and beverage, entertainment, mall and retail and other, which primarily represent the costs of operating the respective non-gaming services at Studio City and respective payroll expenses, decreased by US$8.3 million, or 6.1% to US$127.9 million in 2025 from US$136.2 million in 2024. The decrease was in-line with lower revenues from food and beverage, entertainment, mall and retail and other for the year ended December 31, 2025.

• General and administrative. General and administrative expenses were US$185.3 million and US$177.3 million in 2025 and 2024, respectively. Such expenses primarily consist of payroll expenses, utilities, marketing and advertising costs, repairs and maintenance, legal and professional fees, and fees paid to the Master Service Providers for shared corporate services provided to non-gaming departments. Expenses relating to services fee revenues are also included in the general and administrative expenses. The increase was primarily due to the increase in business activities in 2025.

• Pre-opening costs. Pre-opening costs were US$0.5 million and US$0.8 million in 2025 and 2024, respectively. Such costs primarily represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations.

• Amortization of land use right. Amortization expenses for the land use right continued to be recognized on a straight-line basis at an annual rate of US$3.3 million in both 2025 and 2024.

• Depreciation and amortization. Depreciation and amortization expenses increased by US$7.1 million, or 3.6%, to US$204.0 million in 2025 from US$196.8 million in 2024. The increase was primarily due to more renovations works of non-gaming areas and increased furniture, fixtures and equipment as well as other long-term assets spend that put into use in 2025.

• Property charges and other. Property charges and other expenses of US$2.0 million in 2025 were primarily attributable to US$1.1 million litigation claims related to junket player deposits and US$0.7 million loss on disposal/write-off of fixed assets. Property charges and other expenses of US$1.3 million in 2024 were primarily attributable to US$0.8 million loss on disposal/write-off of fixed assets and US$0.3 million repairs and maintenance costs incurred as a result of a typhoon, which is net of the insurance recovery received.

Operating Income

As a result of the foregoing, we had an operating income of US$72.9 million in 2025, compared to US$37.1 million in 2024.

Non-operating Expenses, Net

Net non-operating expenses consisted of interest income, interest expense, other financing costs and net foreign exchange (losses) gains. We incurred total net non-operating expenses of US$136.5 million in 2025, compared to US$132.0 million in 2024.

• Interest expense. Interest expense were US$130.2 million in 2025, compared to US$137.8 million in 2024. The decrease was primarily attributable to US$12.0 million lower interest expense on the 2025 Intercompany Notes resulting from the repayments during the years ended December 31, 2025 and 2024, partially offset by interest expense of US$2.0 million on the SCC 2024 Revolving Facilities resulting from the net drawdowns during the year ended December 31, 2025.

• Other financing costs. Other financing costs in 2025 were US$1.8 million, compared to US$0.6 million in 2024, both of which were associated with the SCC 2021 Credit Facilities and the SCC 2024 Revolving Facilities. Higher amount in 2025 was primarily due to the full year loan commitment fees in 2025 for the SCC 2024 Revolving Facilities which entered in November 2024.

Loss before Income Tax

As a result of the foregoing, we had a loss before income tax of US$63.5 million in 2025, compared to US$94.9 million in 2024.

Income Tax Expense

Income tax expense was US$7.6 million in 2025 and was primarily attributable to Macau Complementary Tax of US$7.7 million provided in connection with profit for 2025. Income tax expense was US$7.4 million in 2024 and was primarily attributable to Macau Complementary Tax of US$7.5 million provided in connection with profits for 2024 and 2023 on which the application for the Macau Complementary Tax exemption for 2023 to 2032 was rejected by the Macau government during the year ended December 31, 2024. The effective tax rates in 2025 and 2024 were (12.0)% and (7.7)%, respectively. Our effective tax rates in 2025 and 2024 differ from the statutory Macau Complementary Tax rate of 12%, where the Company’s majority operations are located, primarily due to the effect of income for which no income tax is payable, expenses for which no income tax benefit is receivable, and changes in valuation allowance for the relevant years. The effective tax rate in 2024 was also impacted by the effect of expired tax losses and different tax rates of subsidiaries operating in other jurisdictions.

Our management currently does not expect to realize significant income tax benefits associated with net operating loss carry-forwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests was US$0.6 million in 2025, compared to US$0.5 million in 2024.

Net Loss Attributable to Studio City Investments Limited

As a result of the foregoing, we had a net loss attributable to Studio City Investments Limited of US$71.8 million in 2025, compared to US$102.8 million in 2024.

Adjusted EBITDA

Our net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, other non-operating income and expenses, or Adjusted EBITDA, was US$282.7 million and US$239.4 million for the years ended December 31, 2025 and 2024, respectively. Adjusted EBITDA, which is a non-GAAP financial measure, is presented exclusively as supplemental disclosures because management believes it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA to measure our operating performance and to compare our operating performance with those of our competitors.

The Company also presents Adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measures as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA should not be considered as an alternative to operating income/loss as an indicator of the Company’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA does not include depreciation and amortization or interest expense and, therefore, does not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA as only one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA. Also, the Company’s calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure.

Reconciliation of Net Loss Attributable to Studio City Investments Limited to Adjusted EBITDA

	Year Ended December 31,
	2025	2024
	(in thousands of US$)
Net loss attributable to Studio City Investments Limited	$(71,752)	$(102,781)
Net income attributable to noncontrolling interests	597	491

Net loss	(71,155)	(102,290)
Income tax expense	7,608	7,351
Interest and other non-operating expenses, net	136,450	132,033
Depreciation and amortization	207,282	200,162
Property charges and other	1,985	1,291
Pre-opening costs	510	807

Adjusted EBITDA	$282,680	$239,354

Adjusted EBITDA margin (1)	40.7%	37.4%

Note:

(1)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total operating revenues.

The Adjusted EBITDA for Studio City in 2025 and 2024 referred to in Melco Resorts’ 2025 annual report on Form 20-F were US$111.1 million and US$101.9 million, respectively, more than the Adjusted EBITDA of Studio City contained in this report. The Adjusted EBITDA of Studio City contained in this report includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in such Melco Resorts’ annual report. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco Resorts. Additionally, Adjusted EBITDA of Studio City included in such Melco Resorts’ annual report does not reflect certain gaming concession related costs and certain intercompany costs related to the gaming operations at Studio City Casino. Furthermore, the Adjusted EBITDA of Studio City included in Melco Resorts’ annual report includes operating income or losses generated at Studio City by SCI’s subsidiaries which are not our subsidiaries. Such operating income or losses are not included in the consolidated financials of our company.

Liquidity and Capital Resources

We have relied on, and intend to continue to rely on, our cash generated from our operations and our debt and equity financings to meet our financing or refinancing needs.

As of December 31, 2025, we held cash and cash equivalents of US$54.4 million and restricted cash of US$0.1 million. Restricted cash represented the cash collateral in relation to the SCC 2021 Credit Facilities. Further, we have HK$1.56 billion (equivalent to US$200.0 million) in borrowing capacity under the SCC 2024 Revolving Facilities, of which US$119.9 million was available for future drawdown as of December 31, 2025, subject to certain conditions precedent.

The following table sets forth a summary of our cash flows for the years presented.

	Year Ended December 31,
	2025	2024
	(In thousands of US$)
Net cash provided by operating activities	$214,554	$143,212
Net cash used in investing activities	(85,149)	(108,461)
Net cash used in financing activities	(143,114)	(182,639)
Effect of exchange rate on cash, cash equivalents and restricted cash	(155)	1,337

Decrease in cash, cash equivalents and restricted cash	(13,864)	(146,551)
Cash, cash equivalents and restricted cash at beginning of year	68,371	214,922

Cash, cash equivalents and restricted cash at end of year	$54,507	$68,371

Operating Activities

Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the revenue from casino contract and hotel operations, as well as the non-gaming business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.

We recorded net cash provided by operating activities of US$214.6 million in 2025, as compared to US$143.2 million in 2024. The change was primarily driven by increased operating income resulting from higher business volumes in 2025 and a decrease in net payments to affiliated companies for operating purpose in 2025.

Investing Activities

Net cash used in investing activities was US$85.1 million in 2025, as compared to US$108.5 million in 2024.

Net cash used in investing activities of US$85.1 million in 2025 was attributable to payments for acquisition of property and equipment of US$62.0 million and payments for other long-term assets of US$30.7 million, partially offset by proceeds from sale of property and equipment of US$7.5 million.

Net cash used in investing activities of US$108.5 million in 2024 was attributable to payments for acquisition of property and equipment of US$86.8 million and payments for other long-term assets of US$31.3 million, partially offset by proceeds from sale of property and equipment of US$9.6 million.

Financing Activities

Net cash used in financing activities was US$143.1 million in 2025, as compared to US$182.6 million in 2024.

Net cash used in financing activities of US$143.1 million in 2025 was attributable to the full repayment of the US$221.6 million outstanding principal amount under the 2025 Intercompany Notes at maturity and repayment for an aggregate principal amount outstanding of the SCC 2024 Revolving Facilities of US$91.8 million, partially offset by the proceeds from the drawdown of the SCC 2021 Credit Facilities and SCC 2024 Revolving Facilities of US$170.3 million.

Cash used in financing activities of US$182.6 million in 2024 was mainly attributable to the partial repayment of the 2025 Intercompany Notes.

Indebtedness and Capital Contributions

The following table presents a summary of our gross indebtedness as of December 31, 2025:

As of December 31, 2025
(In thousands of US$)
SCC 2021 Credit Facilities	$30,073
SCC 2024 Revolving Facilities	49,992
2027 SCC Senior Secured Notes	350,000
2028 Intercompany Notes	500,000
2029 Intercompany Notes	1,100,000

$2,030,065

Major changes in our indebtedness during the year ended and subsequent to December 31, 2025 are summarized below.

On July 11, 2025, we drew down HK$233.0 million (equivalent to US$29.7 million) and HK$1,104.0 million (equivalent to US$140.6 million) under the SCC 2021 Credit Facilities and the SCC 2024 Revolving Facilities, respectively. Such proceeds from the drawdowns, together with cash on hand, were used to fully repay the US$221.6 million outstanding principal amount of the 2025 Intercompany Notes at maturity on July 15, 2025.

On July 15, 2025, Studio City Finance fully redeemed the US$221.6 million outstanding principal amount of the 2025 SCF Senior Notes at maturity with the proceed from the repayment of 2025 Intercompany Notes by the Company mentioned above.

Subsequently during the year ended December 31, 2025, we repaid HK$715.0 million (equivalent to US$91.8 million) in aggregate principal amount under the SCC 2024 Revolving Facilities, together with accrued interest.

On March 16, 2026, we repaid HK$78.0 million (equivalent to US$10.0 million) in aggregate principal amount outstanding under the SCC 2024 Revolving Facilities, together with accrued interest.

For further details of the above indebtedness, refer to note 9 and note 17(d) to the consolidated financial statements included elsewhere in this annual report and to “Description of Other Material Indebtedness”, which includes information regarding the type of debt facilities used, the maturity profile of debt, the currency and interest rate structures, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. Also refer to “Long-term Indebtedness and Contractual Obligations” for details of the maturity profile of debt and “Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of foreign exchange risk and interest rate risk exposure.

Other Financing and Liquidity Matters

We regularly evaluate opportunities, based on market conditions, to finance our operations or refinance existing debt. We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the maintenance and development of our projects. We expect to incur capital expenditures in the future as we continue to develop our existing operations.

We have relied, and intend in the future to rely, on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, the availability of funds on terms acceptable to us and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

We or our affiliates may, at any time and from time to time, seek to retire or purchase or redeem our outstanding debt through cash purchases, redemptions and/or exchanges for equity or debt, in open-market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges or redemptions, if any, will be upon such terms and at such prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

Our material cash requirements arise from the payment of interest expenses, repayment of principal relating to our indebtedness, maintenance capital expenditures and, prior to the completion of construction, the development of the remaining land at Studio City.

For details for our commitments and contingencies, see note 16 to the consolidated financial statements included elsewhere in this annual report.

Long-term Indebtedness and Contractual Obligations

Our total long-term indebtedness and other contractual obligations as of December 31, 2025 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In millions of US$)
Long-term debt obligations(1):
SCC 2021 Credit Facilities	$—	$—	$30.1	$—	$30.1
SCC 2024 Revolving Facilities	—	—	50.0	—	50.0
2027 SCC Senior Secured Notes	—	350.0	—	—	350.0
2028 Intercompany Notes	—	500.0	—	—	500.0
2029 Intercompany Notes	—	—	1,100.0	—	1,100.0
Fixed interest payments	112.0	146.9	2.2	—	261.1
Variable interest payments(2)	4.3	8.5	3.4	—	16.2
Operating leases(3)	2.0	2.3	2.3	28.0	34.6
Construction costs and property and equipment retention payables	1.7	—	—	—	1.7
Other contractual commitments:
Construction costs and property and equipment acquisition commitments	3.8	0.3	—	—	4.1

Total contractual obligations	$123.8	$1,008.0	$1,188.0	$28.0	$2,347.8

Notes:

(1)	See notes 9 and 17(d) to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.
(2)

Amounts for all periods represent our estimated interest payments on our debt facilities based upon amounts outstanding and HIBOR as at December 31, 2025 plus the applicable interest rate spread in accordance with the respective debt agreements. Actual rates will vary.

(3)	See note 10 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.

Off-Balance Sheet  Arrangements

Except as disclosed in notes 9 and 16(b) to the consolidated financial statements included elsewhere in this annual report, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to their respective ordinary shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Distribution of Profits

Our subsidiaries incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. As of December 31, 2025 and 2024, the balance of the legal reserve amounted to US$6,000 and US$6,000, respectively.

Restrictions on Distributions

The respective indentures governing the 2027 SCC Senior Secured Notes, the SCF Senior Notes and the agreements for the SCC 2021 Credit Facilities and SCC 2024 Revolving Facilities contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by us and our restricted subsidiaries.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of losses arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We believe our and our subsidiaries’ primary exposure to market risk will be foreign exchange risk associated with our operations.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and the presentation of our consolidated financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, since the H.K. dollar is the predominant currency used in Macau and is often used interchangeably with Patacas, while our expenses are denominated predominantly in Patacas and H.K. dollars. A significant portion of our indebtedness as a result of the 2027 SCC Senior Secured Notes, the 2028 Intercompany Notes and the 2029 Intercompany Notes and the costs associated with servicing and repaying such debts are denominated in U.S. dollars. In addition, the SCC 2021 Credit Facilities and the SCC 2024 Revolving Facilities, and the costs associated with servicing and repaying such debt, are denominated in H.K. dollars. The H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies have remained relatively stable over the past several years. However, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged, de-linked or modified and subjected to fluctuation as such exchange rates may be affected by, among other things, changes in political and economic conditions.

See note 9 and note 17(d) to the consolidated financial statements and “Description of Other Material Indebtedness” included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2025.

Major currencies in which our cash and bank balances (including restricted cash) were held as of December 31, 2025 included U.S. dollars, H.K. dollars and Patacas. Based on our cash and bank balances (including restricted cash) as of December 31, 2025, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$0.4 million for the year ended December 31, 2025.

Based on the balances of indebtedness denominated in currencies other than U.S. dollars as of December 31, 2025, an assumed 1% change in the exchange rates between currencies other than the U.S. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$0.8 million for the year ended December 31, 2025.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Interest Rate Risk

Our exposure to interest rate risk is associated with our indebtedness bearing interest based on floating rates. We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. We cannot be sure that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on our results of operations.

As of December 31, 2025, we were subject to fluctuations in HIBOR as a result of our SCC 2021 Credit Facilities and SCC 2024 Revolving Facilities.

As of December 31, 2025, approximately 96% of our total gross indebtedness was based on fixed rates. Based on our December 31, 2025 indebtedness level, an assumed 100 basis point change in HIBOR would cause our annual interest cost to change by approximately US$0.8 million.

To the extent that we effect hedging in respect of our credit facilities, the counterparties to such hedging will also benefit from the security and guarantees we provide to the lenders under such credit facilities, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our existing and any future credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.

Inflation Risk

We generated all of our revenues from our operations in Macau in 2025 and 2024. Inflation did not have a material impact on our results of operations. According to the Statistics and Census Services of the Macau government, inflation as measured by the consumer price index in Macau was 0.33% and 0.74% in 2025 and 2024, respectively. Although we have not been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Macau.

BUSINESS

Overview

Studio City is a world-class integrated resort located in Cotai, Macau and its principal operating activities are the provision of services to the Gaming Operator pursuant to a casino contract and the hospitality business in Macau. The gaming operations of Studio City Casino are focused primarily on the mass market and target all ranges of mass market patrons. Pursuant to the Studio City Casino Agreement, the Studio City Casino currently has 259 mass gaming tables and 800 gaming machines available for operation. The Gaming Operator operated an average of approximately 253 gaming tables and 775 gaming machines in 2025 at the Studio City Casino, compared to an average of approximately 251 gaming tables and 709 gaming machines in operation in 2024. Following the closure by the Gaming Operator of three of its Mocha Clubs between September and December 2025, 198 gaming machines were re-allocated by the Gaming Operator to Studio City. Our cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a deluxe night club and karaoke, a 5,000-seat live performance arena and an outdoor and an indoor water park. Studio City features approximately 2,493 luxury hotel rooms, diverse food and beverage establishments, a nine-screen cineplex and approximately 44,300 square meters of complementary retail space.

Studio City has received numerous awards and accolades, including:

•	In 2026, Studio City’s Star Tower received the Forbes Travel Guide Five-Star recognition for the ninth consecutive year, while Epic Tower earned its second Forbes Travel Guide Five-Star recognition,

•

The Spa at Epic Tower earned its second Forbes Travel Guide Five-Star recognition in 2026. Zensa Spa was awarded the Forbes Travel Guide Five-Star recognition for the eighth time in 2026 and was named Best Luxury Day Spa at the International Spa & Beauty Awards 2024,

•

Its signature Cantonese restaurant Pearl Dragon received its eighth Forbes Travel Guide Five-Star recognition in 2026 and maintained its One MICHELIN Star for the tenth consecutive year in the MICHELIN Guide Hong Kong Macau 2026. It was listed among LA LISTE World’s Best Restaurants 2025 and was named among the Tatler Best 20 Restaurants in Macau at the Tatler Best Awards Hong Kong and Macau for the second consecutive year in 2025. Additionally, it garnered the Platinum award in the Trip.Gourmet 2026 The Global Selection of Restaurant,

•	Studio City Hotel was selected as one of the top 10 winners in the “Hotel Pools” category of the Travel+ Leisure Luxury Awards Asia Pacific 2025,

•

Studio City Phase 2 achieved the Building Research Establishment Environmental Assessment Method (BREEAM) “Excellent” rating for New Construction in 2025. It is also the first BREEAM certified project in China under the category International 2016 New Construction: Bespoke scheme with an “Excellent” rating,

•	W Macau – Studio City was recognized as one of the World’s Most Beautiful Hotels by UNESCO’s World Architecture & Design Award, the Prix Versailles, in 2024, and

•

Studio City Water Park was listed among China’s Top 100 Novel Attractions in the 2023 Global Travel Play Book released by the China Tourism Academy and Mafengwo, and also received the “World Waterpark Association Leading Edge Award” for its indoor water park in 2023.

Studio City is strategically located in Cotai, as one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City.

Studio City Casino is operated by the Gaming Operator pursuant to the Studio City Casino Agreement, one of the subsidiaries of Melco Resorts and a holder of a gaming concession, and we operate the non-gaming businesses of Studio City. Under the Studio City Casino Agreement, the Gaming Operator is responsible for the operation of Studio City Casino and deducts gaming taxes and the costs incurred in connection with its operation of Studio City Casino from the gross gaming revenues. We receive the residual gross gaming revenues and recognize these amounts as revenue from casino contract.

We generated all of our revenues for each of the years ended December 31, 2025 and 2024 from our operations in Macau, the sole market in which we compete to operate. For further information on the Macau gaming market, see “ —Market and Competition—Macau Gaming Market.”

The Property

Studio City

Gaming

Studio City Casino currently consists of mass market table gaming and gaming machine areas, with a gaming and gaming support area of 28,784.3 square meters, located on the ground, first and second floors of Studio City. For the years ended December 31, 2025 and 2024, Studio City Casino’s gross gaming revenues was US$1.38 billion and US$1.31 billion, respectively.

Studio City Casino had an average of approximately 253 gaming tables and 775 gaming machines in operation in 2025, compared to an average of approximately 251 gaming tables and 709 gaming machines in operation in 2024. These gaming tables offer gaming patrons a variety of options including baccarat, three card baccarat, blackjack, craps, Caribbean stud poker, roulette, sic bo, fortune 3 card poker and other games. We currently expect our business strategy going forward to continue to focus primarily on cultivating further growth in the premium mass and mass market operations at the Studio City Casino and enhancing our differentiated non-gaming amenities to complement our gaming operations.

Mass Market Operation

The mass market gaming area caters to mass market patrons and offers a full range of games, 24 hours daily. The layout of the gaming floor is organized based on the different market segments that Studio City Casino targets, namely the mainstream mass market and the premium mass market. The premium mass market gaming area has decorations and features distinctive from the mainstream mass market gaming area.

Studio City Casino’s mass market table games drop and hold percentage were US$3.76 billion and 33.4% in 2025, respectively, and US$3.68 billion and 30.6% in 2024, respectively. As a result, Studio City Casino had gross gaming revenue from mass market table games of US$1.26 billion and US$1.13 billion in 2025 and 2024, respectively. Studio City Casino’s gaming machine handle and gaming machine win rate were US$3.60 billion and 3.5% in 2025, respectively, and US$3.41 billion and 3.3% in 2024, respectively. As a result, Studio City Casino had gross gaming revenue from gaming machine of US$127.2 million and US$111.7 million in 2025 and 2024, respectively. Average net win per gaming machine per day in 2025 and 2024 was US$451 and US$431, respectively.

Studio City Casino will continue to re-examine the mass  market gaming areas to maximize table utilization, to innovate gaming products and to invest in technologies and analytical capability to enhance table productivity and customer retention.

VIP Rolling Chip Operation

Studio City Casino did not have VIP rolling chip operations in 2025. Studio City Casino’s VIP rolling chip volume, VIP rolling chip win rate and VIP rolling chip gross gaming revenue were US$2.00 billion, 3.85% and US$77.1 million, respectively, in 2024.

Hotel

Studio City includes luxury hotel facilities with approximately 2,493 hotel rooms, all elegantly furnished and complete with services and amenities to match. The hotel facilities include indoor and outdoor swimming pools, beauty salon, spa, fitness centers and other amenities. The Studio City Hotel features four distinct towers, enabling it to provide a variety of accommodation selections to visitors.

The W Macau hotel tower offers 557 rooms with nine room types which range in size from 37 square meters to 257 square meters, while Epic Tower offers 338 suites with eight room types which range in size from 67 square meters to 550 square meters. The premium all-suite Star Tower offers approximately 600 suites complete with lavish facilities and dedicated services for a luxury retreat. There are six types of suites which range in size from the Star Premier King Suite at 62 square meters to the Star Grand Deluxe Suite at 211 square meters which includes a living room, dining room and a separate bedroom. Personalized check-in, private indoor heated pool and health club can be enjoyed by all Star Tower guests. The Celebrity Tower with approximately 1,000 rooms brings a deluxe hotel experience to a broad range of travelers, which includes access to all of the entertainment facilities offered by Studio City. It offers eleven different room types ranging from the Celebrity King at 42 square meters to the Celebrity Deluxe Suite at 95 square meters.

In 2026, Studio City’s Star Tower garnered the Forbes Travel Guide Five-Star recognition for the ninth consecutive year, while Epic Tower earned its second Forbes Travel Guide Five-Star recognition.

Dining

We believe that our selection of dining options that include restaurants, bars and lounges offering a diverse selection of local, regional and international cuisine attracts more visitors to Studio City. Studio City offers both high-end and casual dining restaurants, cafes, bars and lounges to cater to the tastes and preferences of our patrons. A wide range of food and beverage outlets are located throughout Studio City, including traditional Cantonese, northern Chinese, South East Asian, Japanese, Italian and other western and international cuisines as well as local Macau cuisine. Studio City offers gourmet dining with a range of signature restaurants including the one MICHELIN-starred Pearl Dragon.

Retail

Studio City has approximately 44,300 square meters of themed and innovative retail space at the lower levels of the property. The retail mall showcases a variety of shops and food and beverage offerings including a small portion of our self-operated retail outlets.

The Boulevard at Studio City provides a unique retail experience to visitors. The immersive retail entertainment environment at Studio City enables visitors to shop in a streetscape environment with featured streets and squares inspired by iconic shopping and entertainment locations, including New York’s Times Square. Studio City’s retail space offers a mix of fashion-forward labels and internationally-renowned brands.

Entertainment

Macau is an increasingly popular tourist destination and in order to attract more tourists and locals, Studio City incorporated many entertainment themes and elements which appeal to the mainstream mass consumer. Our diverse, immersive and entertainment-driven experiences and innovative venues cater to a wide range of demographic groups, including young professionals and families with children. As a major tourist attraction in Macau, Studio City’s premier entertainment offerings help to drive visitation to our property. Studio City’s entertainment offerings include:

•

Golden Reel — an iconic landmark of Macau, it is the world’s first figure-8 and Asia’s highest Ferris wheel. The Golden Reel rises approximately 130 meters high between Studio City’s Art Deco-inspired twin hotel towers. The iconic landmark features 17 spacious Steampunk-themed cabins that can each accommodate up to ten passengers.

•

Studio City Event Center — a 5,000-seat multi-purpose arena representing the centerpiece of Studio City’s live entertainment offerings, including Macau’s first residency show experiences featuring headline acts such as Aaron Kwok (郭富城), Leon Lai (黎明) and Joey Yung (容祖兒). The complex has a first-class premium seating level offering 16 private VIP suites, in addition to approximately 242 luxury club seats and a deluxe club lounge. Each VIP suite is spacious and elegantly designed, coming fully equipped with stylish furnishings and a flat-screen TV. Playing host to concerts, theatrical shows, sporting events, family shows, award ceremonies and more, the Studio City Event Center is the next generation in versatile, innovative, premier and live entertainment venues.

•	Studio City Water Park — an all-weather water park complex and Macau’s largest water park:

•

Outdoor Water Park — a water park featuring several high-thrill and family-focused attractions, including the High Point Twister, a 20-meter tall slide tower with waterslides for individuals and small families alike, and the Golden Bucket, a massive water play structure with a classic tipping bucket, four slides and over 60 water features. For small children, the Studio City Water Park includes the Little Lagoon with four slides for kids of all ages and their parents. Finally, the Studio City Water Park also includes Studio City’s Riverscape, a jungle-themed action river that is over 450 meters long which offers three routes of differing lengths, three white-sand beaches and 16 water features throughout the guest’s journey.

•

Indoor Water Park — a climate-controlled, space-themed indoor water park with 16 attractions, including seven exhilarating waterslides, two wave pools, including a unique Oblivion Pool that extends both indoors and outdoors, and the only indoor surfing simulator in Macau.

•

Studio City Cinema — cineplex featuring nine houses, including the first Dolby Cinema® in Hong Kong and Macau, five VIP houses, one double house, one MX4D sensory house and one regular house. The Dolby Cinema® combines the immersive sound of Dolby Atmos® and the remarkable picture of Dolby Vision® in a special theater designed by Dolby to deliver the most immersive experience possible. The other houses are equipped with high-quality Dolby sound systems and RealLaser 4K projection, including three houses with Dolby Atmos.

•

Legend Heroes PVRK — a technology-based entertainment park which combines virtual technology with the physical world to deliver an immersive user experience. Legend Heroes PVRK features flight simulation, VR simulations, bowling alleys, a free arcade, trendy retail and a high-tech café featuring Macau’s only Robot Barista.

•

Club MOP — a nightclub with a venue of approximately 48,000 square feet, including an approximately 10,000 square feet terrace area, complete with private cabanas and a DJ booth. Club MOP also has a main hall for hosting events with internationally recognized artists, a karaoke lounge and four deluxe karaoke rooms available for private events.

•

Super Fun Zone — covering 29,600 square feet, the four-level Super Fun Zone is capable of hosting up to 500 people. Divided into five zones—Mountain, Forest, Under the Sea, Outer Space and Space Station – it is a space for children of all ages to climb, jump and enjoy a wide range of experiences featuring more than ten attractions. Super Fun Zone also offers three party rooms, one retail store and one clubhouse diner.

•	Sk8te Park — a 1,200 square-meter rooftop skate park that boasts a “street” and “park” layout and caters for skateboarding, BMX, scootering and aggressive inline skating.

•

Nickelodeon Town — covering 20,000 square feet, Nickelodeon Town offers children the opportunity to team up with the Teenage Mutant Ninja Turtles on a three-story climbing challenge and dive into SpongeBob’s underwater world at Bikini Bottom and explore the PAW Patrol and Garfield themed attractions. Nickelodeon Town also features a DIY craft zone and exclusive souvenirs at its themed retail shop.

Meetings, Incentives, Conventions and Exhibitions

Studio City offers over 4,000 square meters of indoor event space with flexible configurations and customization options, which can accommodate a variety of events from an exclusive banquet to an international conference. The Grand Ballroom space of 1,820 square meters can be configured into three separate ballrooms with a banquet capacity of 1,200 seats or a cocktail reception for 1,500 people. Eight individual salons, together with the Grand Ballroom, provide a banquet seating capacity of up to 1,200 seats or meeting and break-out spaces with extensive pre-function areas for up to 1,800 people. Many of the salons offer views of the pool deck and have private outdoor terraces for coffee and lunch breaks.

MICE events typically take place on weekdays, thereby drawing traffic during the portion of the week when hotels and casinos in Macau normally experience lower demand relative to weekends and holidays when occupancy and room rates are typically at their peak due to leisure travel.

Customers

We seek to cater to a broad range of customers with a focus primarily on mass market patrons through the diverse gaming and non-gaming facilities and amenities at Studio City. The loyalty programs, which are operated by the Gaming Operator jointly with other Gaming Operator casinos and properties, at Studio City ensures that each customer segment is specifically recognized and incentivized in accordance with their revenue contribution. The gaming loyalty program is segmented into several tiers. Members earn points for their gaming spending which may be redeemed for a range of retail gifts and complimentary vouchers to be used in our restaurants, bars, shows, hotel and Studio City Casino. Members also receive other benefits such as discounts, parking entitlement and invitations to member-only promotional events. Dedicated customer hosting programs provide service to our most valuable customers and these customers enjoy exclusive access to private luxury gaming salons. In addition, we utilize sophisticated analytical programs and capabilities to track the behavior and spending patterns of our patrons. We believe these tools will help deepen our understanding of our customers to optimize yields and make continued improvements to our Studio City property. We assess and evaluate our focus on different market segments from time to time and adjust our operations accordingly.

Gaming Patrons

Gaming patrons currently include mass market patrons.

Mass market patrons come to Studio City Casino for a variety of reasons, including our brand, the quality and comfort of the mass market gaming offerings. Mass market patrons are classified as mainstream mass market and premium mass market patrons. Our premium mass market patrons are offered a variety of premium mass market amenities and loyalty programs, such as reserved space on the regular gaming floor and various other services, that are generally unavailable to mainstream mass market patrons. Mass market patrons play table games and gaming machines for cash stakes that are typically lower than those of VIP rolling chip patrons.

While Studio City Casino did not have VIP rolling chip operations in 2025, Studio City Casino had VIP rolling chip operations in 2024. VIP rolling chip patrons were patrons who participated in Studio City Casino’s in-house rolling chip programs at dedicated VIP gaming areas. These patrons included premium direct players sourced through the marketing efforts of the Gaming Operator. VIP rolling chip patrons were eligible to earn a variety of gaming related cash commissions and complimentary products and services, such as rooms, food and beverage and retail products provided by the Gaming Operator.

Non-Gaming Patrons

We provide non-gaming patrons with a broad array of accommodations and leisure and entertainment offerings featured at Studio City, including interactive attractions, rides and attractive retail offerings and food and beverage selections.

Land Concession

We entered into a land concession contract with the Macau government for the land on which Studio City is located.

The granted land is located in Cotai, Macau, with a total area of approximately 130,789 square meters. The gross construction area of our granted land is approximately 657,879.4 square meters, of which approximately 28,784.3 square meters, or 4.38%, comprises the gaming and gaming support area and is owned by the Macau SAR. Effective from January 1, 2023, the Macau government has transferred this area to the Gaming Operator for usage in its operations of the Studio City Casino during the duration of the concession for a fee of MOP750.00 (equivalent to approximately US$94) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to approximately US$312) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession. The Gaming Operator deducts the fees paid by the Gaming Operator to the Macau government as costs of operation pursuant to the terms of the Studio City Casino Agreement.

The land concession contract has a term of 25 years commencing in October 2001 and is renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. Under the land concession contract, the Macau government may exercise its termination rights under certain conditions.

Prior to our completion of the Phase 2 development, land use fees of approximately MOP3.9 million (equivalent to approximately US$486,611) per annum were payable to the Macau government. The annual land use fees payable to the Macau government following our completion of the Phase 2 development are MOP9.1 million (equivalent to approximately US$1.1 million). The amounts may be adjusted every five years using the applicable rates in effect at the time of the rent adjustment.

Certain gaming and gaming support equipment utilized at the Studio City Casino on or before December 31, 2022 is owned by the Macau SAR and has been transferred to the Gaming Operator and held for the Gaming Operator at Studio City Casino during the duration of the Concession Contract, including the main gaming equipment to support the Gaming Operator’s table games and gaming machines operations, cage equipment, security and surveillance equipment, casino fittings and equipment. The Gaming Operator owns the remaining gaming and gaming support equipment utilized at the Studio City Casino and we own the equipment utilized in the Studio City Hotel.

Shared Services and Management

Certain resources and services utilized at or in relation to Studio City are provided by, or accessed through, or shared with, Master Service Providers, including operational management services and general corporate services, such as payroll, human resources, information technology, marketing, accounting and legal services under the Master Services Agreements. In addition, the majority of the staff working at Studio City (including staff who are solely dedicated to Studio City) are employed by Master Service Providers.

Pursuant to the Master Services Agreements, the relevant service provider entities (whether they are Melco Resorts Affiliates or Studio City Entities) are reimbursed for costs incurred by them in connection with the provision of those services as consideration. In certain cases, a pre-agreed additional margin may also be paid.

Advertising and Marketing

The Gaming Operator holds various promotions and special events at Studio City and operates loyalty programs for patrons. In addition, Studio City participates in cross marketing and sales campaigns developed by the Gaming Operator. We believe this arrangement helps reduce marketing costs through scale synergies and enhances cross-revenue opportunities.

Moreover, we seek to attract customers to Studio City and to grow our customer base over time by undertaking a variety of advertising and marketing activities.

There are public relations and marketing and branding teams dedicated to Studio City that cultivate media relationships, promote Studio City’s brands and directly liaise with customers within target Asian and other countries in order to explore media opportunities in various markets. Advertising activities at Studio City are rolled out through a variety of local and regional media platforms, including digital, social media, print, television, online, outdoor as well as collateral and direct mail pieces. We also engage celebrities for marketing activities. We believe that these marketing and incentive programs will increase our brand awareness and drive further visitation to Studio City.

Market and Competition

The gaming industry in Macau and elsewhere in Asia is highly competitive. Our competitors include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than us and may have more diversified resources, better brand recognition and greater access to capital to support their developments and operations in Macau and elsewhere. In particular, in recent years, competitors have opened new properties, expanded operations and/or announced their intention for further expansion and developments in Cotai, where Studio City is located.

Macau Gaming Market

Gaming in Macau is administered through concessions awarded by the Macau government to six different concessionaires: Sociedade de Jogos de Macau, S.A., (“SJM”), MGM Grand Paradise, S.A. (“MGM Grand Paradise”), Galaxy Casino, S.A. (“Galaxy”), Venetian Macau, S.A. (“VML”), Wynn Resorts (Macau) S.A. (“Wynn Resorts Macau”) and Melco Resorts Macau.

SJM is a subsidiary of SJM Holdings Ltd., a company listed on the Hong Kong Stock Exchange in which family members of Mr. Lawrence Ho, the chairman of SCI and the chairman and chief executive officer of Melco Resorts, have shareholding interests. SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor Tourism and Entertainment Company of Macau Limited) commenced its gaming operations in Macau in 1962 and opened Grand Lisboa Palace in Cotai in July 2021 and opened two additional hotels in 2023.

MGM Grand Paradise is a subsidiary of MGM China Holdings Limited, a company listed on the Hong Kong Stock Exchange. MGM Grand Paradise was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. MGM Grand Paradise opened MGM Macau on the Macau Peninsula in December 2007 and MGM Cotai in February 2018.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy progressively opened phase 3 of the Galaxy Macau Resort from the second quarter of 2023, while Phase 4 is currently under development and is expected to open in 2027.

VML is a subsidiary of Las Vegas Sands Corporation and Sands China Limited, which are listed on the New York Stock Exchange and the Hong Kong Stock Exchange, respectively. Las Vegas Sands Corporation is the developer of Sands Macao, The Venetian Macau, the Plaza Casino at The Four Seasons Hotel Macao, and the Parisian Macao. VML also operated Sands Cotai Central in Cotai in the past, which has been rebranded and redeveloped as The Londoner Macau, which opened in February 2021. The former Sheraton Grand was renovated and has been rebranded as the Londoner Grand, which opened in June 2025.

Wynn Resorts Macau, is a subsidiary of Wynn Macau, Limited, which is listed on the Hong Kong Stock Exchange, and of Wynn Resorts Limited, which is listed on the Nasdaq Global Select Market. Wynn Resorts Macau opened Wynn Macau in September 2006 on the Macau Peninsula and an extension called Encore in 2010. In August 2016, Wynn Resorts Macau opened Wynn Palace, in Cotai.

The Gaming Operator, in addition to Studio City Casino, also operates Mocha Clubs, Altira Macau (located in Taipa Island), which opened in May 2007, and City of Dreams located in Cotai, which opened in June 2009. Phase 3 of City of Dreams, which includes the Morpheus Hotel, opened in June 2018.

In addition to facing competition from existing operations of these concessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, hotels and casinos in Macau, or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties.

Under the amended gaming law, the Macau government has set a cap on gaming tables and gaming machines that may be operated in Macau at 6,000 gaming tables and 12,000 gaming machines. In addition, gaming tables and gaming machines previously allocated to a concessionaire may also be revoked if the minimum average annual gross gaming revenue of MOP7 million (equivalent to approximately US$873,404) for gaming tables and MOP300,000 (equivalent to approximately US$37,432) for gaming machines are not met for two consecutive years or the tables or gaming machines are not fully utilized without reason within a certain period.

Other Regional Markets

Studio City may also face competition from casinos and gaming resorts located in other Asian or European destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. In the Philippines, there are five major gaming facilities in metro Manila, including City of Dreams Manila, with a sixth gaming facility scheduled to open in 2026. There are two major gaming facilities in Singapore located on Sentosa and at Marina Bay and an international gaming resort in Malaysia located approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. There are also casinos in Vietnam and Cambodia, and major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Vietnam launched a 5-year pilot program in November 2025 to allow local gaming at certain casino resorts.

In Japan, a proposed project in Osaka was awarded to MGM Resorts International and its joint venture partner Orix Corporation which is currently slated to open in 2030.

We may also face competition from hotels and resorts, including many of the largest gaming, hospitality, leisure and resort companies in the world.

Seasonality

Macau, which is our principal market of operation, experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are generally the key periods where business and visitation increase considerably in Macau. While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

Staff

There were 5,879 and 5,848 dedicated staff members as of December 31, 2025 and 2024, respectively, performing services solely at Studio City.

The Gaming Operator is responsible for the hiring, managing and training of the gaming staff and deducts such costs relating to such gaming staff from Studio City Casino’s gross gaming revenue in accordance with the Studio City Casino Agreement. Under the Master Services Agreements, the Master Service Providers recruit, place, allocate, train, manage and supervise the staff who are solely dedicated to our property to perform corporate and administrative functions and carry out other non-gaming activities, and the relevant personnel costs are charged back to us. In addition, we receive certain centralized corporate and management services from the senior management and other shared service staff of the Master Service Providers who devote a portion of their time under the arrangements.

The property general manager is employed by us. Our chief financial officer provides services to us pursuant to the Master Services Agreements.

The following table indicates the distribution of these staff by function pursuant to the Master Services Agreements as of December 31, 2025:

Function	Number of Staff
Management, Administrative and Finance	21
Gaming	1,779
Hotel	1,327
Food and Beverage	1,070
Property Operations	263
Entertainment	313
Marketing	263
W Macau	504
Others	339

Total	5,879

Through the Master Services Agreements, we are able to leverage the resources and platform of the Master Service Providers to have qualified staff dedicated to working on our property. Our success depends on the ability of the Master Service Providers and us to attract, retain, motivate, and inspire qualified personnel. We believe that we maintain a good working relationship with the staff working at Studio City. We have not experienced any significant labor disputes. None of the dedicated staff members performing services solely at Studio City are members of any labor union and neither we nor any of the Master Service Providers are a party to any collective bargaining or similar agreement with such staff.

Intellectual Property

As part of our branding strategy, we have applied for or registered a number of trademarks (including “Studio City” trademarks) in Macau, Hong Kong and other jurisdictions for use in connection with Studio City. Where possible, we intend to continue to register trademarks as we develop, review and implement our branding strategy for Studio City. However, our current and any future trademarks are subject to expiration and we cannot guarantee that we will be able to renew all of them upon expiration.

Our trademarks and other intellectual property rights distinguish our services and products from those of our competitors and contribute to our ability to compete in our target markets. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws. To protect our intellectual property rights, we monitor any infringement or misappropriation of our intellectual property rights, and staff working at Studio City are generally subject to confidentiality obligations.

Insurance

We maintain and benefit from, and expect to continue to maintain and benefit from, insurance of the types and in amounts that are customary in the industry and which we believe will reasonably protect our interests. This includes commercial general liability (including product liability and accidental pollution liability), automobile liability, workers compensation, property damage and machinery breakdown, cybersecurity and business interruption insurances. We also require certain contractors who may perform work on Studio City, as well as other vendors, to maintain certain insurances. In each case, all such insurances are subject to various caps on liability, both on a per claim and aggregate basis, as well as certain deductibles and other terms and conditions. We do not maintain key-man life insurance.

Environmental Matters

We are committed to environmental awareness and have developed built-in innovative and energy saving green technologies for operations at Studio City. Currently, we are not aware of any material environmental complaints having been made against us.

Legal and Administrative Proceedings

From time to time, we may become subject to legal and administrative proceedings, investigations and claims incidental to, or arising out of, the ordinary course of our business, including but not limited to, the construction, renovation, licensing or operation of non-gaming premises which may, from time to time, involve closure or suspension of operations or construction works while administrative proceedings are pending. We are not currently a party to, nor are we aware of, any material legal or administrative proceeding, investigation or claim which, in the opinion of our management, individually or in the aggregate, may have, or have had in the recent past, significant effects on our business, financial condition or results of operations. We may also from time to time initiate legal proceedings to protect our rights and interests.

MANAGEMENT

Directors

The board of SCI is responsible for the overall management of SCI and its subsidiaries, including our company.

The following table sets forth information regarding our sole director as of the date of this annual report.

Name	Age	Position/Title
Tim Y. Sung	50	Director

Mr. Tim Y. Sung is our sole director and the company secretary of SCI and he was appointed to these current roles in December 2023 and July 2018, respectively. Mr. Sung is also a senior vice president and group corporate general counsel of Melco Resorts. Prior to joining Melco Resorts in 2016, Mr. Sung practiced law at various law firms in Los Angeles and Hong Kong. Mr. Sung holds a bachelor’s degree in economics and political science from the University of California, Los Angeles, a master’s degree in political science from Stanford University and a juris doctor degree from the University of California, Berkeley, School of Law.

Property Management Team

The following table sets forth information regarding the property management team as of the date of this annual report.

Name	Age	Position/Title
Kevin Richard Benning	43	Property General Manager
Geoffrey Stuart Davis	57	Chief Financial Officer

Mr. Kevin Richard Benning has served as the property general manager at Studio City since December 2020. Prior to Mr. Benning’s current position, Mr. Benning served as property president / chief operating officer of Melco Resorts and Entertainment (Philippines) Corporation (“MRP”) from January 2018 to December 2020 as well as vice president of casino operations of MRP from March 2016 to January 2018. Prior to joining MRP, Mr. Benning was the vice president of casino marketing for Resorts World Sentosa from April 2015 to March 2016. From January 2013 to April 2015, Mr. Benning was executive director of marketing operations for Sands China Limited as well as director of marketing from June 2012 to January 2013 and director of slot operations from April 2011 to June 2012. Mr. Benning started his career with Harrah’s Ak-Chin Resort in Arizona holding a variety of operational roles from July 2004 to April 2011. Mr. Benning graduated from Arizona State University with a Bachelor of Arts degree in business administration.

Mr. Geoffrey Stuart Davis is a director at SCI and the chief financial officer at Studio City and he was appointed to these roles in October 2018 and June 2019, respectively. Mr. Davis is also the executive vice president and chief financial officer of Melco Resorts and he was appointed to this role in April 2011. Prior to that, he served as the deputy chief financial officer of Melco Resorts from August 2010 to March 2011 and senior vice president, corporate finance of Melco Resorts since 2007, when he joined Melco Resorts. In addition, Mr. Davis has been the chief financial officer and an executive director of Melco International since December 2017 and June 2025, respectively. Prior to joining Melco Resorts, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he held a number of positions at Hilton Hotels Corporation and Park Place Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts degree from Brown University.

RELATED PARTY TRANSACTIONS

Studio City Casino Agreement

On May 11, 2007, our subsidiary, Studio City Entertainment, and the Gaming Operator entered into a services and right to use agreement (as amended on June 15, 2012 and June 23, 2022, together with the reimbursement agreement of the same date and other agreements or arrangements entered into from time to time regarding the operation of Studio City Casino) pursuant to which the Gaming Operator operated Studio City Casino. The Studio City Casino Agreement sets forth the terms and conditions for the operation of Studio City Casino by the Gaming Operator and the obligations of Studio City Entertainment in respect thereof.

Under the Studio City Casino Agreement, the Gaming Operator manages the day-to-day operations of the Studio City Casino, provides the necessary security and develops and implements all systems and controls necessary for Studio City Casino. The Gaming Operator also recruits all casino staff, including dealers, cashiers, security and surveillance personnel and managers. The Gaming Operator will deduct gaming taxes and costs incurred in connection with its operation of Studio City Casino. Such costs include the costs for utilization of any gaming tables for operation of the Studio City Casino above 26.4% of the Gaming Operator’s overall gaming tables allocated to the Gaming Operator by the Macau government. As the Gaming Operator was allocated 750 gaming tables by the Macau government, pursuant to the Studio City Casino Agreement, the Gaming Operator is permitted to deduct costs for the utilization of gaming tables for operation at the Studio City Casino which exceed 198 gaming tables provided such costs have been approved by SCI’s related party transactions policy. In addition, these costs include the costs for utilization of electronic gaming machines for operation at Studio City Casino above 552 electronic gaming machines which was the number of electronic gaming machines initially allocated by the Gaming Operator to Studio City Casino as a result of the Macau government’s allocation of 2,100 electronic gaming machines to the Gaming Operator under the concession, provided such costs have also been approved by SCI’s related party transactions policy. Studio City Entertainment receives the residual gross gaming revenues and recognizes these amounts as our revenue from the Studio City Casino Agreement.

The Studio City Casino Agreement obligates the Gaming Operator to manage the day to day operations of the Studio City Casino in a manner intended to appeal to gaming patrons at a standard of quality of service set by the Gaming Operator in line with the overall development and operational strategy determined by SCI; however, the Studio City Casino Agreement does not require the Gaming Operator to operate a minimum number of gaming tables or gaming machines at the Studio City Casino or any specified mix of gaming tables and gaming machines, and the number of gaming tables and/or gaming machines may be reduced or increased by the Gaming Operator as it may determine pursuant to the terms and conditions of the Studio City Casino Agreement. For example, the Studio City Casino ceased VIP rolling chip operations in late October 2024.

The Studio City Casino Agreement is subject to customary events of default, including failure of Studio City Entertainment to make any payment required by the agreement or any action by Studio City Entertainment which causes or is likely to cause the Gaming Operator to be in breach of its concession. The parties may terminate the Studio City Casino Agreement in the event of a default under the Studio City Casino Agreement or, among others, as a result of regulatory review, except that as long as Studio City Entertainment is directly or indirectly under the control of Melco Resorts, the Gaming Operator may not terminate the Studio City Casino Agreement.

The Gaming Operator currently allocates an additional 248 electronic gaming machines for operation at Studio City Casino, which allocation may be terminated upon 30 days’ written notice by either Studio City Entertainment or the Gaming Operator. In addition, the Gaming Operator currently allocates an additional 61 gaming tables for operation at Studio City Casino, which such allocation may also be terminated upon 30 days’ written notice by either Studio City Entertainment or the Gaming Operator.

Management and Shared Services Arrangements

On December 21, 2015, the Studio City Entities entered into the Master Services Agreements with the Master Service Providers, which sets out the terms and conditions that apply to certain services to be provided under the work agreements by the Master Service Providers to the Studio City Entities and vice versa. The Master Services Agreements and the related Work Agreements have been extended to December 31, 2032.

For discussion of other significant related party transactions we entered into during the years ended December 31, 2025 and 2024, see note 17 to the consolidated financial statements included elsewhere in this annual report.

DESCRIPTION OF OTHER MATERIAL INDEBTEDNESS

SCC 2021 Credit Facilities

On January 28, 2013, Studio City Company entered into an agreement for the SCC 2013 Project Facility, a senior secured project facility for a total sum of HK$10,855,880,000 (equivalent to US$1.4 billion), comprising a five-year HK$10,080,460,000 (equivalent to US$1.3 billion) term loan facility and a HK$775,420,000 (equivalent to US$100 million) revolving credit facility.

In November 2015, Studio City Company completed an amendment to the SCC 2013 Project Facility, which included changing the Studio City project opening date condition from 400 to 250 tables, consequential adjustments to the financial covenants and rescheduling the commencement of financial covenant testing to March 31, 2017.

On November 23, 2016, Studio City Company and certain of its subsidiaries and affiliates specified as guarantors (the “Borrowing Group”) entered into the SCC 2016 Credit Facilities with, among others, Bank of China Limited, Macau Branch, which, upon satisfaction of certain conditions precedent, amended, restated and extended the SCC 2013 Project Facility (the balance of which was repaid as described below) to provide for a HK$233 million revolving credit facility (the “Revolving Credit Facility”) and a HK$1 million term loan facility (the “Term Loan Facility”).

On November 30, 2016, Studio City Company issued the SCC Senior Notes, and repaid the SCC 2016 Credit Facilities (other than the HK$1.0 million rolled over into the Term Loan Facility), as funded by the net proceeds from the offering of the SCC Senior Notes and cash on hand.

On March 15, 2021, Studio City Company amended the terms of the SCC 2016 Credit Facilities (thereafter, the SCC 2021 Credit Facilities), including the extension of the maturity date for each of the Revolving Credit Facility and the Term Loan Facility from November 30, 2021 to January 15, 2028. The Revolving Credit Facility was amended to be available up to the date that is one month prior to the new extended maturity date. The amendments also included amendments to certain covenants in order to align them with the terms of certain other financings by Studio City Finance Limited.

On November 29, 2024, Studio City Company entered into an amendment and restatement agreement with, among others, Bank of China Limited, Macau Branch, in relation to the SCC 2021 Credit Facilities to, among other things, align certain terms of the SCC 2021 Credit Facilities with the terms of the SCC 2024 Revolving Facilities. The other amendments include the extension of the maturity date from January 15, 2028 to August 29, 2029 and change of interest rates and inclusion of mechanisms for use of Term SOFR for borrowings under the SCC 2021 Credit Facilities denominated in U.S. dollars.

Term Loan Facility

The Term Loan Facility matures on August 29, 2029, must be repaid at maturity with no interim amortization payments and is collateralized by cash collateral equal to HK$1,012,500 (representing the principal amount plus expected interest expense for one financial quarter). The Term Loan Facility comprises a loan of HK$1.0 million rolled over from the SCC 2013 Project Facility and was fully drawn prior to November 23, 2016.

Revolving Credit Facility

The Revolving Credit Facility matures on August 29, 2029 unless otherwise prepaid and canceled in accordance with its terms. The Revolving Credit Facility has been available for borrowing and re-borrowing since January 1, 2017 and is available to and including the date falling one month prior to the maturity of the Revolving Credit Facility. The Revolving Credit Facility was fully drawn on July 11, 2025.

Repayment

The Term Loan Facility will be repaid at maturity and will not be subject to any amortization payments. The SCC 2021 Credit Facilities and the Intercreditor Agreement include restrictions on the lender of the Term Loan Facility’s right to prepayment of the Term Loan Facility unless certain conditions have been triggered including, but not limited to, (i) the discharge in full of all other senior Secured Debt (as defined below); (ii) the application of all other recoveries under the Intercreditor Agreement; (iii) the release of certain Macau law security agreements; (iv) consent having been obtained from certain other Secured Creditors (as defined below); (v) Studio City Company being required to prepay the Term Loan Facility in accordance with the prepayment on illegality provisions of the SCC 2021 Credit Facilities; or (vi) the Majority Super Senior Creditors (as defined below) being entitled to take control of enforcement in accordance with the Intercreditor Agreement. The lender of the Term Loan Facility would also not be entitled to prepayment upon certain mandatory prepayment events unless the other Senior Secured Creditors exercise their rights to mandatory prepayment or redemption (as appropriate). See also “Intercreditor Agreement—Restrictions on the Term Loan Facility.”

Each drawing of loans under the Revolving Credit Facility must be repaid on the last day of its interest period (with a rollover of an existing drawing of loans under the Revolving Credit Facility being deemed to be a repayment when rolled over). During the availability period of the Revolving Credit Facility, amounts repaid and not canceled may be re-borrowed. No amount may be outstanding after maturity of the Revolving Credit Facility.

The SCC 2021 Credit Facilities contain certain mandatory prepayment events relating to (amongst others) a change of control, a disposal of all or substantially all the assets of the business, and the termination, revocation or recission of the amended Studio City land concession (without the granting of a replacement land concession) or the termination, recission, revocation or modification of the Gaming Operator’s Concession Contract which has a material adverse effect on the financial condition, business, properties, or results of operations of Studio City Investments and its subsidiaries (taken as a whole) excluding any termination, revocation, rescission or modification resulting from or in connection with any renewal, tender or other process conducted by the Macau government in connection with the granting or renewal of any gaming concession, provided that such renewal, tender or other process results in the granting of a new or renewal of the relevant gaming concession, the occurrence of any of which would constitute a mandatory prepayment event, which would result in: (i) the cancellation of available commitments; and (ii) subject to each lender’s election, such electing lender’s share of all outstanding amounts under such facilities becoming immediately due and payable.

Interest and Fees

All amounts outstanding under the SCC 2021 Credit Facilities shall bear interest at, as appropriate, (i) HIBOR (for borrowings denominated in H.K. dollars), (ii) Term SOFR together with an applicable credit adjustment spread (for borrowings denominated in U.S. dollars), or (iii) the relevant benchmark rate for the relevant currency (for borrowings denominated in currency other than H.K. dollars or U.S. dollars),, plus a margin of 2.25% per annum (the “Margin”).

Studio City Company is obligated to pay a commitment fee of 35% of the margin on the unused portions of the SCC 2021 Credit Facilities during the availability period applicable to the Revolving Credit Facility.

Guarantee

The SCC 2021 Credit Facilities are guaranteed by Studio City Investments and all of the existing subsidiaries of Studio City Investments (other than Studio City Company), and any future subsidiaries of Studio City Investments.

Security

The SCC 2021 Credit Facilities are secured by substantially all of the material assets of Studio City Company, Studio City Investments and each of Studio City Investments’ restricted subsidiaries.

The Term Loan Facility also additionally benefits from cash collateral in the amount of HK$1,012,500 (representing an amount equal to the principal amount of the Term Loan Facility plus interest expense (HIBOR plus Margin) in respect of the Term Loan Facility for one financial quarter) (the “Term Loan Facility Cash Collateral Account”).

Covenants

The SCC 2021 Credit Facilities contain certain of the restrictive covenants and related definitions (with certain adjustments) that are set forth in the SCF Senior Notes (see below). These restrictive covenants limit the ability of Studio City Company and its restricted subsidiaries to, among other things:

•	incur or guarantee additional indebtedness;

•	make specified restricted payments;

•	issue or sell capital stock;

•	sell assets;

•	create liens;

•	enter into agreements that restrict its restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans;

•	enter into transactions with shareholders or affiliates; and

•	effect a consolidation or merger.

The SCC 2021 Credit Facilities also require the Borrowing Group to observe certain general covenants, including covenants relating to:

•	maintenance of permits;

•	compliance with laws;

•	environmental compliance and environmental claims;

•	further assurances in relation to guarantees and security;

•	maintenance of insurance;

•	payment of taxes;

•	access;

•	intellectual property;

•	hedging and treasury transactions;

•	restrictions on amendments, transfers, waivers (other than in accordance with their terms) in respect of certain of the senior notes issued by Studio City Finance;

•	no substantial change to the general nature to business of the group;

•	holding company activities;

•	sanctions and anti-corruption laws;

•	all subordinated sponsor debt being required to be lent into Studio City Investments; and

•	maintenance of at least pari passu ranking of the SCC 2021 Credit Facilities against unsecured and unsubordinated debts.

The SCC 2021 Credit Facilities also contain information covenants under which, among other things, Studio City Company is required to deliver annual financial statements and quarterly financial statements.

Events of Default

The SCC 2021 Credit Facilities contain customary events of default.

SCC 2024 Revolving Facilities

On November 29, 2024, Studio City Investments, as parent, Studio City Company, as borrower, and certain subsidiaries as guarantors, among others, entered into the SCC 2024 Revolving Facilities, pursuant to which lenders have made available to Studio City Company HK$1.945 billion (equivalent to US$250.3 million) in revolving credit facilities for a term of five years with an option to increase the commitments in an amount not exceeding US$100.0 million, subject to the satisfaction of certain conditions precedent.

The SCC 2024 Revolving Facilities (comprising (a) a revolving facility of HK$1.556 billion to finance the general corporate and working capital purposes (the “Revolving Credit Facility 1”); and (b) a revolving facility of HK$389 million to finance and refinance any fee, costs and expenses for construction, development and maintenance, or general corporate and working capital purposes in relation to certain eligible assets which are considered compliant with “green loan principles” and have achieved an “Excellent” rating under a Building Research Establishment Environmental Assessment Method (BREEAM) certification (the “Revolving Credit Facility 2”)) mature on November 29, 2029 unless otherwise prepaid and canceled in accordance with its terms. Each of the Revolving Credit Facility 1 and the Revolving Credit Facility 2 (subject to compliance with conditions precedent) has been available for borrowing and re-borrowing since November 29, 2024 and is available to and including the date falling one month prior to the maturity of the SCC 2024 Revolving Facilities.

During the year ended December 31, 2025, Studio City Company drew down HK$389.0 million (equivalent to US$48.8 million) in aggregate principal amount on a net basis under the SCC 2024 Revolving Facilities.

Drawdown

First drawdown under the SCC 2024 Revolving Facilities is subject to, amongst other standard conditions, such drawdown not resulting in the ratio of (i) the total secured borrowings of SCI and its subsidiaries to (ii) the aggregate appraised value of the Studio City property (per the most recent valuation report) (the “LTV Ratio”) being equal to or in excess of 50%.

Repayment

Each drawing of loans under the SCC 2024 Revolving Facilities must be repaid on the last day of its interest period (with a rollover of an existing drawing of loans under the SCC 2024 Revolving Facilities being deemed to be a repayment when rolled over). During the availability period of the SCC 2024 Revolving Facilities, amounts repaid and not canceled may be re-borrowed. No amount may be outstanding after maturity of the SCC 2024 Revolving Facilities.

The SCC 2024 Revolving Facilities contain certain mandatory prepayment events relating to (amongst others) a change of control (including a change of control in respect of Mr. Lawrence Ho (in conjunction with his associates) ceasing (directly or indirectly) to be the single largest shareholder, or to control at least 20% of the shares, of SCI), a disposal of all or substantially all the assets of the business, and the termination, revocation or recission of the amended Studio City land concession (without the granting of a replacement land concession) or the termination, recission, revocation or modification of the Gaming Operator’s Concession Contract which has a material adverse effect on the financial condition, business, properties, or results of operations of Studio City Investments and its subsidiaries (taken as a whole) excluding any termination, revocation, rescission or modification resulting from or in connection with any renewal, tender or other process conducted by the Macau government in connection with the granting or renewal of any gaming concession, provided that such renewal, tender or other process results in the granting of a new or renewal of the relevant gaming concession, the occurrence of any of which would constitute a mandatory prepayment event, which would result in: (i) the cancellation of available commitments; and (ii) subject to each lender’s election, such electing lender’s share of all outstanding amounts under such facilities becoming immediately due and payable. In addition, if the LTV Ratio is at any time equal to or in excess of 50%, Studio City Company shall be required to prepay an amount of the outstanding loans such that the LTV Ratio is brought town to below 50%.

Interest and Fees

All amounts outstanding under the SCC 2024 Revolving Facilities shall bear interest at, as appropriate, (i) HIBOR (for borrowings denominated in H.K. dollars), (ii) Term SOFR together with an applicable credit adjustment spread (for borrowings denominated in U.S. dollars), or (iii) the relevant benchmark rate for the relevant currency (for borrowings denominated in currency other than H.K. dollars or U.S. dollars), plus a margin initially set at 2.40% per annum, subject to a margin ratchet range from 2.00% to 2.55% per annum based on the most recent applicable senior leverage ratio (the “Margin”).

Studio City Company is obligated to pay a commitment fee of 35% of the margin on the unused portions of the SCC 2024 Revolving Facilities during the availability period applicable to the SCC 2024 Revolving Facilities.

The Margin for the Revolving Credit Facility 2 is subject to an adjustment (reduction) mechanism (of 0.05%) as set out in the SCC 2024 Revolving Facilities, applicable to the extent Studio City Company continues to comply with certain requirements related primarily to the BREEAM certification of the Studio City property.

Guarantee

The SCC 2024 Revolving Facilities are guaranteed by (a) SCI, and (b) Studio City Investments and all of the existing subsidiaries of Studio City Investments (other than Studio City Company), and any future subsidiaries of Studio City Investments.

Security

The SCC 2024 Revolving Facilities are secured by substantially all of the material assets of Studio City Company, Studio City Investments and each of Studio City Investments’ restricted subsidiaries. In respect of this, as the secured assets also secure the SCC 2021 Credit Facilities and the 2027 SCC Senior Secured Notes, the finance parties under the SCC 2024 Revolving Facilities have acceded to the Intercreditor Agreement.

Covenants

The SCC 2024 Revolving Facilities contain certain financial covenants and related definitions, being: (i) the ratio of consolidated EBITDA to consolidated net finance charges (interest cover) not falling below 1.75:1 (prior to March 31, 2027) and 2.00:1 (thereafter), (ii) the ratio of consolidated senior debt to consolidated total assets (senior gearing) not exceeding 30%, and (iii) the ratio of consolidated senior debt to consolidated EBITDA (senior leverage) not exceeding 2.75:1.

The SCC 2024 Revolving Facilities also contain certain of the restrictive covenants and related definitions (with certain adjustments) that are set forth in the SCF Senior Notes (see below). These restrictive covenants limit the ability of Studio City Company and its restricted subsidiaries to, among other things:

•	incur or guarantee additional indebtedness;

•	make specified restricted payments;

•	issue or sell capital stock;

•	sell assets;

•	create liens;

•	enter into agreements that restrict its restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans;

•	enter into transactions with shareholders or affiliates; and

•	effect a consolidation or merger.

The SCC 2024 Revolving Facilities also require the Borrowing Group to observe certain general covenants, including covenants relating to:

•	maintenance of permits;

•	compliance with laws;

•	environmental compliance and environmental claims;

•	further assurances in relation to guarantees and security;

•	maintenance of insurance;

•	payment of taxes;

•	access;

•	intellectual property;

•	hedging and treasury transactions;

•	restrictions on amendments, transfers, waivers (other than in accordance with their terms) in respect of certain of the senior notes issued by Studio City Finance;

•	no substantial change to the general nature to business of the group;

•	holding company activities;

•	sanctions and anti-corruption laws;

•	all subordinated sponsor debt being required to be lent into Studio City Investments; and

•	maintenance of at least pari passu ranking of the SCC 2024 Revolving Facilities against unsecured and unsubordinated debts.

The SCC 2024 Revolving Facilities also contain information covenants under which, among other things, Studio City Company is required to deliver annual financial statements and quarterly financial statements.

Regarding the Revolving Credit Facility 2, Studio City Company is also required to, (a) track and manage and maintain detailed records in respect of the manner in which the proceeds have been applied; (b) on each anniversary date of the SCC 2024 Revolving Facilities, provide Bank of China Limited, Macau Branch a certificate signed by one duly authorized officer of Studio City Company confirming the usage of proceeds; (c) notify the agent and lenders of any “declassification” event pursuant to which the relevant assets funded by the proceeds of the Revolving Credit Facility 2 would no longer be considered compliant with “green loan principles” or fails to achieve and/or would no longer maintain a BREEAM certification (although this would not constitute a default).

Events of Default

The SCC 2024 Revolving Facilities contain customary events of default.

2028 SCF Senior Notes and 2029 SCF Senior Notes (the “SCF Senior Notes”)

Studio City Finance Limited is, as of the date of this annual report, the issuer of US$1.6 billion of the SCF Senior Notes, the proceeds of which were funded to Studio City Investment by way of the 2028 Intercompany Notes and the 2029 Intercompany Notes. The financial statements of Studio City Investments reflect the 2028 Intercompany Notes and the 2029 Intercompany Notes, not the SCF Senior Notes (or the related interest expense) on their face. The terms of the SCF Senior Notes include a carve-out such that Studio City Investment may make payments to Studio City Finance to pay the interest expense associated with the SCF Senior Notes.

On July 15, 2020, Studio City Finance issued US$500 million aggregate principal amount of the 2028 SCF Senior Notes. The proceeds were funded to Studio City Investments by way of the 2028 Intercompany Notes.

On January 14, 2021, Studio City Finance issued US$750 million aggregate principal amount of the First 2029 SCF Senior Notes and an additional US$350 million aggregate principal amount of the Additional 2029 SCF Senior Notes on May 20, 2021. The proceeds were funded to Studio City Investments by way of the 2029 Intercompany Notes.

The SCF Senior Notes are listed on the Singapore Exchange.

Guarantee

Each series of the SCF Senior Notes are guaranteed by all of the existing subsidiaries of Studio City Finance. The indentures governing the SCF Senior Notes (the “SCF Senior Notes Indentures”) also provide that any other future restricted subsidiaries of Studio City Finance that provide guarantees of certain specified indebtedness (including under the SCC 2021 Credit Facilities) will be required to guarantee the SCF Senior Notes.

Interest

The 2028 SCF Senior Notes bear interest at rate of 6.500% per annum, payable semi-annually in arrears on January 15 and July 15 of each year. The 2029 SCF Senior Notes bear interest at a rate of 5.000% per annum, payable semi-annually in arrears on January 15 and July 15 of each year.

Security

The SCF Senior Notes are unsecured.

Covenants

The SCF Senior Notes Indentures include certain limitations on the ability of Studio City Finance and its restricted subsidiaries to, among other things:

•	incur or guarantee additional indebtedness;

•	make specified restricted payments;

•	issue or sell capital stock;

•	sell assets;

•	create liens;

•	enter into agreements that restrict its restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans;

•	enter into transactions with shareholders or affiliates; and

•	effect a consolidation or merger.

Events of Default

The SCF Senior Notes Indentures contain certain customary events of default, including default in the payment of principal, or of any premium, on the SCF Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the SCF Senior Notes Indentures, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under an indenture governing one series of the SCF Senior Notes (the “Relevant SCF Senior Notes”), the trustee under the indenture governing the Relevant SCF Senior Notes or the holders of at least 25% of the then outstanding Relevant SCF Senior Notes may declare the principal of the Relevant SCF Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

Change of Control

Upon the occurrence of a Change of Control event, including, among others, a sale, transfer or other disposal of all or substantially all of the properties or assets of certain of our subsidiaries, each holder of the SCF Senior Notes will have the right to require Studio City Finance to repurchase all or any part of such holder’s SCF Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent Studio City Finance has previously or concurrently elected to redeem the relevant series of SCF Senior Notes.

Maturity and Redemption

The 2028 Intercompany Notes and the 2029 Intercompany Notes are repayable at the same time as any mandatory repurchase under the indentures governing the 2028 SCF Senior Notes and the 2029 SCF Senior Notes, respectively.

2028 SCF Senior Notes

The maturity of the 2028 SCF Senior Notes is January 15, 2028. Prior to July 15, 2023, Studio City Finance at its option may redeem the 2028 SCF Senior Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2028 SCF Senior Notes plus the applicable “make-whole” premium specified in the indenture governing the 2028 SCF Senior Notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date. At any time on or after July 15, 2023, Studio City Finance at its option may redeem the 2028 SCF Senior Notes upon not less than 30 nor more than 60 days’ notice, in whole or in part, at the redemption prices specified in the indenture governing the 2028 SCF Senior Notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date. At any time prior to July 15, 2023, Studio City Finance may redeem up to 35% of the principal amount of the 2028 SCF Senior Notes, with the net cash proceeds of one or more equity offerings at a redemption price of 106.500% of the principal amount of the 2028 SCF Senior Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

2029 SCF Senior Notes

The maturity of the 2029 SCF Senior Notes is January 15, 2029. Prior to January 15, 2024, Studio City Finance at its option may redeem the 2029 SCF Senior Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2029 SCF Senior Notes plus the applicable “make-whole” premium specified in the indenture governing the 2029 SCF Senior Notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date. At any time on or after January 15, 2024, Studio City Finance at its option may redeem the 2029 SCF Senior Notes upon not less than 30 nor more than 60 days’ notice, in whole or in part, at the redemption prices specified in the indenture governing the 2029 SCF Senior Notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date. At any time prior to January 15, 2024, Studio City Finance may redeem up to 35% of the principal amount of the 2029 SCF Senior Notes, with the net cash proceeds of one or more equity offerings at a redemption price of 105.000% of the principal amount of the 2029 SCF Senior Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

2027 SCC Senior Secured Notes

On February 16, 2022, Studio City Company issued US$350 million in aggregate principal amount of the 2027 SCC Senior Secured Notes. The 2027 SCC Senior Secured Notes are listed on the Singapore Exchange.

Guarantee

The 2027 SCC Senior Secured Notes are guaranteed by all of the existing subsidiaries of Studio City Investments (other than Studio City Company). The indenture governing the 2027 SCC Senior Secured Notes (the “2027 SCC Senior Secured Notes Indenture”) also provides that any other future restricted subsidiaries of Studio City Investments that provide guarantees of certain specified indebtedness will be required to guarantee the 2027 SCC Senior Secured Notes.

Interest

The 2027 SCC Senior Secured Notes bear interest at rate of 7.0% per annum, payable semi-annually in arrears on February 15 and August 15 of each year commencing on August 15, 2022.

Security

The 2027 SCC Senior Secured Notes and the guarantees of the 2027 SCC Senior Secured Notes are secured by the Common Collateral (i.e., substantially all of the material assets of Studio City Company, Studio City Investments and each of Studio City Investments’ restricted subsidiaries).

Covenants

The 2027 SCC Senior Secured Notes Indentures include certain limitations on the ability of Studio City Company and its restricted subsidiaries to, among other things:

•	incur or guarantee additional indebtedness;

•	make specified restricted payments;

•	issue or sell capital stock;

•	sell assets;

•	create liens;

•	enter into agreements that restrict its restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans;

•	enter into transactions with shareholders or affiliates; and

•	effect a consolidation or merger.

Events of Default

The 2027 SCC Senior Secured Notes contain certain customary events of default, including default in the payment of principal, or of any premium, on the 2027 SCC Senior Secured Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of certain covenants; defaults under certain other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2027 SCC Senior Secured Notes Indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2027 SCC Senior Secured Notes Indenture, the trustee under the 2027 SCC Senior Secured Notes Indenture or the holders of at least 25% of the then outstanding 2027 SCC Senior Secured Notes may declare the principal of the 2027 SCC Senior Secured Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

Change of Control

Upon the occurrence of a Change of Control event, including, among others, a sale, transfer or other disposal of all or substantially all of the properties or assets of certain of our subsidiaries, each holder of the 2027 SCC Senior Secured Notes will have the right to require Studio City Company to repurchase all or any part of such holder’s 2027 SCC Senior Secured Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent Studio City Company has previously or concurrently elected to redeem the 2027 SCC Senior Secured Notes.

Maturity and Redemption

The maturity of the 2027 SCC Senior Secured Notes is February 15, 2027. At any time prior to February 15, 2024, Studio City Company may also redeem all or a part of the 2027 SCC Senior Secured Notes at a redemption price equal to 100% of the principal amount of 2027 SCC Senior Secured Notes redeemed plus the applicable “make-whole” premium specified in the 2027 SCC Senior Secured Notes Indenture plus accrued and unpaid interest and additional amounts, if any, to but excluding the date of redemption.

At any time prior to February 15, 2024, Studio City Company may redeem up to 35% of the aggregate principal amount of the 2027 SCC Senior Secured Notes, with the net cash proceeds of one or more equity offerings at a redemption price of 107.000% of the principal amount of the 2027 SCC Senior Secured Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

On or after February 15, 2024, Studio City Company may redeem all or a part of the 2027 SCC Senior Secured Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices set forth in the 2027 SCC Senior Secured Notes Indenture, plus accrued and unpaid interest, if any, on the 2027 SCC Senior Secured Notes redeemed, to the applicable redemption date.

Compliance Sale

If the Gaming Laws then in effect require the Gaming Operator to be the owner of that part of the Property comprising the Studio City Casino, including the gaming areas, gaming support areas and/or common areas, or a portion thereof, in order to continue to operate the Studio City Casino, and only to the extent so required, Studio City Investments and Studio City Company may, and Studio City Investments may permit the applicable restricted subsidiaries to, consummate a sale, transfer or disposition of the relevant part of the Property, including any rights associated thereto, to the Gaming Operator, provided certain conditions are met. Studio City Company may use any net cash proceeds received from such Compliance Sale to repay indebtedness that is secured by the Common Collateral and receives priority over the 2027 SCC Senior Secured Notes and the related guarantee with respect to any proceeds received upon any enforcement action of the Common Collateral. To the extent not used to repay such indebtedness and such net cash proceeds exceed US$15 million, Studio City Company will use such net cash proceeds to make an offer to repurchase the 2027 SCC Senior Secured Notes and certain other pari passu indebtedness at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to but excluding the repurchase date.

Intercreditor Agreement

The Intercreditor Agreement is governed by English law and sets out, among other things, the relative ranking of certain debt of the debtors under the SCC 2021 Credit Facilities, the SCC 2024 Revolving Facilities, other Senior Secured Credit Facilities and certain other pari passu indebtedness (if any, and including the 2027 SCC Senior Secured Notes), when payments can be made in respect of the debt of such debtor, when enforcement action can be taken in respect of such debt, the terms pursuant to which certain of such debt will be subordinated upon the occurrence of certain insolvency events and turnover provisions. The term “Senior Secured Credit Facilities” refers to any additional credit facility which creates or evidences any liabilities intended to evidence additional super senior liabilities (ranking pari passu with the existing SCC 2021 Credit Facilities and sharing in the Common Collateral (as defined below) in accordance with the terms and conditions of the Intercreditor Agreement (defined in the SCC 2021 Credit Facilities as “Additional Credit Facility Liabilities”)).

Ranking and Priority

Liabilities under the SCC 2021 Credit Facilities, the SCC 2024 Revolving Facilities, other Senior Secured Credit Facilities, certain other pari passu indebtedness (including the 2027 SCC Senior Secured Notes) and certain hedging debt (together the “Secured Debt” and the creditors of the Secured Debt, the “Secured Creditors”) shall rank first (pro rata and pari passu amongst themselves) in right and priority of payment.

The loans of proceeds of the issuance of the SCF Senior Notes, the guarantees and the additional guarantees in relation to the SCF Senior Notes are unsecured and unsubordinated. Each of the sponsor group loans and subordinated intra-group debt is postponed and subordinated to the liabilities owed by the debtors to the Secured Creditors.

The transaction security (the “Common Collateral”) and guarantees shall, subject to agreed security principles, rank and secure the liabilities in respect of the Secured Debt first (pro rata and pari passu amongst themselves) (but only to the extent such transaction security and/or guarantee is expressed to secure those liabilities and subject to the proceeds of any recoveries from enforcement of such transaction security and/or guarantee being distributed as set out below). In addition, the cash collateral in respect of the Term Loan Facility shall benefit the creditors of the Term Loan Facility only.

Permitted Payments

Until an Acceleration

The Intercreditor Agreement permits, among other things, payments to be made in respect of the Secured Debt at any time in accordance with the terms of such Secured Debt; provided that payments in respect of the Term Loan Facility will be subject to certain restrictions under the Intercreditor Agreement. See “—Restrictions on the Term Loan Facility” below.

After an Acceleration

The Intercreditor Agreement will require, among other things, that certain amounts received by a Secured Creditor are (to the extent not otherwise permitted to be received and retained) to be held on trust and turned over to the Security Agent for application in accordance with the priority set out below under the section on “—Application of Proceeds.”

Limitations on Enforcement

Enforcement of the Common Collateral by the Security Agent may be directed by the Instructing Group (defined below).

The “Instructing Group” for the Common Collateral will be each of (i) the Majority Super Senior Creditors and (ii) the Majority Pari Passu Creditors (each as defined below).

The “Majority Super Senior Creditors” mean the super senior creditors (including creditors under the SCC 2021 Credit Facilities and other Senior Secured Credit Facilities and (subject to caps of US$5.0 million in aggregate) relevant hedge counterparties in respect of any designated super senior hedging liabilities (subject to caps to be agreed)) (the “Super Senior Creditors”) holding more than 50% of super senior credit participations (on customary formulations) at the relevant time.

The “Majority Pari Passu Creditors” mean the creditors (other than the Super Senior Creditors) (the “Pari Passu Creditors”) holding more than 50% of all of the debt (including commitments) which is to rank pari passu with the SCC 2024 Revolving Facilities and the 2027 SCC Senior Secured Notes (“Pari Passu Debt”).

Any Instructing Group may deliver enforcement instructions with respect to the Common Collateral to the Intercreditor Agent, following which a consultation period of up to 30 days shall apply between the Secured Parties (subject to customary exceptions following insolvency events, as described below). The Intercreditor Agent shall direct the Security Agent to follow the instructions delivered by the Majority Pari Passu Creditors (provided that such instructions are consistent with the security enforcement principles set forth in the Intercreditor Agreement) unless and until, either:

(i)	six months have elapsed and the Super Senior Discharge Date or the Term Loan Facility Discharge Date (each as defined below) has not occurred;

(ii)

three months have elapsed and the Majority Pari Passu Creditors have not made a determination as to the method of enforcement they wish to instruct the Security Agent to pursue (and notified the Intercreditor Agent of that determination in writing) or appointed a financial adviser to assist them in making such a determination; or

(iii)

the Majority Pari Passu Creditors have not made a determination as to the method of enforcement they wish to instruct the Security Agent to pursue (and notified the Intercreditor Agent of that determination in writing) or appointed a financial adviser to assist them in making such a determination and the Majority Super Senior Creditors (a) determine in good faith that a delay in issuing enforcement instructions could reasonably be expected to have a material adverse effect on the ability to effect a distressed disposal or on the expected realization proceeds of any enforcement and (b) deliver enforcement instructions in respect of the Common Collateral which they reasonably believe to be consistent with the enforcement principles set forth in the Intercreditor Agreement to the Intercreditor Agent before the Intercreditor Agent has received any enforcement instructions from the Majority Pari Passu Creditors, in which cases, the Intercreditor Agent shall instruct the Security Agent to follow the enforcement instructions delivered by the Majority Super Senior Creditors (provided that such instructions are consistent with the security enforcement principles).

In addition, if any specified insolvency event (other than an insolvency event directly caused by any enforcement action taken by or at the request or direction of a Super Senior Creditor) is continuing with respect to a debtor or a security provider, then the Intercreditor Agent shall, to the extent the Majority Super Senior Creditors elect to provide such enforcement instructions in respect of the Common Collateral (such enforcement instructions to be limited to such enforcement as may be reasonably necessary to preserve and protect the claims and interest of the Super Senior Creditors), deliver to the Security Agent the enforcement instructions in respect of the Common Collateral received from the Majority Super Senior Creditors.

“Term Loan Facility Discharge Date” means the first date on which all liabilities in respect of the Term Loan Facility have been fully and finally discharged to the satisfaction of the agent for the SCC 2021 Credit Facilities, whether or not as the result of an enforcement.

“Super Senior Discharge Date” means the first date on which all super senior liabilities (including liabilities under the SCC 2021 Credit Facilities and relevant super senior hedging in an agreed amount, but other than in respect of the principal amount of the term loan facility under the SCC 2021 Credit Facilities) have been fully and finally discharged to the satisfaction of the credit facility agents for the Senior Secured Credit Facilities (in the case of liabilities under such facilities) and each applicable hedging counterparty (in the case of super senior hedging liabilities), whether or not as the result of an enforcement, and the Super Senior Creditors are under no further obligation to provide financial accommodation to any of the debtors under the documents governing the Secured Debt.

No agent of the creditors represented in the Instructing Group shall be obliged to consult in accordance with the fourth paragraph under “ —Limitations on Enforcement” above, and the Instructing Group shall be entitled to give any instructions to the Security Agent (through the Intercreditor Agent) to enforce the security or take any other enforcement action prior to the end of the applicable consultation period if:

(i)	any specified insolvency event has occurred and is continuing in respect of a debtor or the security provider;

(ii)

an event of default being continuing in relation to liabilities owed to the relevant Secured Creditors, a representative acting on behalf of any Secured Creditor(s) (such Secured Creditor(s) having made a determination acting reasonably and in good faith) notifies the Intercreditor Agent that:

•

to enter into or continue such consultations and thereby delay the commencement of enforcement of the Common Collateral could reasonably be expected to have a material adverse effect on the ability to effect a distressed disposal or on the expected realization proceeds of any enforcement; or

•	the circumstances described in clauses (i), (ii) or (iii) of the fourth paragraph under “—Limitations on Enforcement” above have occurred; or

(iii)	the representatives of each other group of Secured Creditors agree on the proposed enforcement instructions and that no consultation is required.

Turnover

The Intercreditor Agreement includes customary provisions for turnover of payments or amounts recovered or received by creditors from the proceeds of enforcement of transaction security or any distressed disposals or the proceeds of any guarantees, with customary exceptions.

Application of Proceeds

The Intercreditor Agreement provides that any amounts received or recovered as a result of enforcement of the Common Collateral or any distressed disposal or recovered from another creditor as a result to be applied in the following order:

•

First: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account) pro rata and pari passu, the costs and expenses of the Security Agent and any receiver each for its own account and which are payable to it for acting in its role as such under the relevant finance documents;

•

Second: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account) in payment or reimbursement of certain payment or funding obligations under the terms of the services and right to use direct agreement entered into in November 2013 between, among others, Studio City Company, the Gaming Operator, Studio City Holdings Five Limited and the security agent under the SCC 2013 Project Facility and which sets forth, among other things, certain restrictions on the rights of the Gaming Operator to (subject to the necessary regulatory approvals being obtained) suspend the continued operation of Studio City Casino and/or terminate the Services and Right to Use Arrangements;

•

Third: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account) pro rata and pari passu, the costs and expenses of each trustee, notes trustee and/or loan agent in respect of certain secured pari passu indebtedness, the agents in respect to the SCC 2021 Credit Facilities, the SCC 2024 Revolving Facilities and the Senior Secured Credit Facilities, the Intercreditor Agent and the power of attorney agent each for its own account and which are payable to it for acting in its role as such under the relevant finance documents;

•

Fourth: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account) pro rata and pari passu, the costs and expenses incurred by any Secured Creditor in connection with any realization or enforcement of the security taken in accordance with the terms of the Intercreditor Agreement or any action taken at the request of the Security Agent or the Intercreditor Agent under the Intercreditor Agreement;

•

Fifth: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account) pro rata and pari passu, amounts owed to the creditors under the SCC 2021 Credit Facilities and the Senior Secured Credit Facilities (other than in relation to principal in respect of the Term Loan Facility under the SCC 2021 Credit Facilities) and certain designated super senior hedging liabilities;

•

Sixth: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account) pro rata and pari passu, amounts owed to the Secured Creditors (other than the liabilities in respect of the Term Loan Facility under SCC 2021 Credit Facilities);

•

Seventh: in the case of recoveries from credit security over credit specific accounts (other than the Term Loan Facility Cash Collateral Account), towards the relevant Secured Creditors benefitting from such credit specific security;

•	Eighth: towards the discharge of the principal amount of the Term Loan Facility under the SCC 2021 Credit Facilities;

•

Ninth: in the case of recoveries from the Term Loan Facility Cash Collateral Account, if permitted in accordance with the other terms of the Intercreditor Agreement, towards the discharge of the principal amount of the Term Loan Facility under the SCC 2021 Credit Facilities; and

•	Tenth: to the debtor or any other person entitled to it.

Release of Security and Guarantees

The Intercreditor Agreement includes customary provisions for the release of transaction security and/or guarantees (including guarantees and/or security from third party security providers and/or any other claims relating to the finance documents for Secured Debt) in respect of (i) distressed disposals; (ii) disposals of assets not prohibited by the terms of the financing documentation; (iii) a reorganization that is not prohibited by the terms of the financing documentation; (iv) a cessation of any business, undertaking or establishment and which cessation would not cause a default; (v) any amendments to the financing documentation and related documents pursuant to which such release is required; and (vi) any release in accordance with the terms of the financing documentation (and which releases, for the avoidance of doubt, shall not require the consent of any Secured Creditor), as well as an obligation on the Security Agent and other Secured Creditors to promptly release (or procure that any other relevant person releases) such transaction security, guarantees and/or other claims and execute any related documents in connection with such releases on the request of Studio City Investments.

Restrictions on the Term Loan Facility

The Intercreditor Agreement sets forth some restrictions with regard to the Term Loan Facility, including limitations on (i) repayments (other than at maturity) or set-off of the principal amount of the Term Loan Facility except under limited circumstances; (ii) any withdrawal from the cash collateral securing the Term Loan Facility; (iii) the parties who may purchase any interest in the Term Loan Facility; (iv) certain amendments relating to the repayment or prepayment of the Term Loan Facility; and (v) the ability of the lender of the Term Loan Facility to take any enforcement action except for under limited circumstances.

Amendment

Each creditor may amend or waive the terms of their own finance document under and in accordance with the terms of those respective documents so long as the amendment does not breach a term of the Intercreditor Agreement.

Agreement to Override

Unless expressly stated otherwise in the Intercreditor Agreement, the Intercreditor Agreement overrides anything in the relevant finance documents to the contrary.

Other Financing

To the extent permitted by the definitive agreement in respect of the SCC 2021 Credit Facilities, the SCC 2024 Revolving Facilities and the indentures governing the SCF Senior Notes and the 2027 SCC Senior Secured Notes, we may obtain financing in the form of, among other things, additional equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund further project development.

STUDIO CITY INVESTMENTS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

INDEPENDENT AUDITOR’S REPORT

To the shareholder and the Sole Director of Studio City Investments Limited

Opinion

We have audited the consolidated financial statements of Studio City Investments Limited and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive loss, equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Other Information Included in the Annual Report

Management is responsible for the other information included in the annual report. The other information comprises the information included in the annual report but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audits of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

/s/ Deloitte & Touche LLP

Singapore

April 24, 2026

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$54,377	$68,241
Accounts receivable, net of allowances for credit losses of $11 and $11	1,887	1,976
Receivables from affiliated companies	34,703	32,263
Inventories	8,727	7,306
Prepaid expenses and other current assets	9,691	28,083

Total current assets	109,385	137,869

Property and equipment, net	2,410,694	2,572,910
Long-term prepayments, deposits and other assets	69,141	52,504
Receivable from an affiliated company, non-current	4,436	3,309
Restricted cash	130	130
Operating lease right-of-use assets	11,571	11,647
Land use right, net	99,073	102,629

Total assets	$2,704,430	$2,880,998

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$6,401	$3,285
Accrued expenses and other current liabilities	50,441	71,033
Income tax payable	15,257	7,624
Payables to affiliated companies	91,874	73,455

Total current liabilities	163,973	155,397

Long-term debt, net	428,469	347,267
Payable to an affiliated company, non-current	1,582,586	1,776,982
Other long-term liabilities	6,290	4,115
Deferred tax liabilities, net	60	77
Operating lease liabilities, non-current	12,095	12,227

Total liabilities	2,193,473	2,296,065

Commitments and contingencies (Note 16)

Equity:
Ordinary shares, par value $1; 50,000 shares authorized; 3 shares issued and outstanding	—	—
Additional paid-in capital	2,617,155	2,617,155
Accumulated other comprehensive income	8,364	11,227
Accumulated losses	(2,097,556)	(2,025,804)

Total Studio City Investments Limited shareholder’s equity	527,963	602,578
Noncontrolling interests	(17,006)	(17,645)

Total equity	510,957	584,933

Total liabilities and equity	$2,704,430	$2,880,998

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,
	2025	2024
Operating revenues:
Revenue from casino contract	$305,946	$259,842
Rooms	168,011	160,721
Food and beverage	90,118	89,660
Entertainment	39,115	47,533
Services fee	68,290	59,555
Mall	19,202	18,289
Retail and other	3,909	3,571

Total operating revenues	694,591	639,171

Operating costs and expenses:
Costs related to casino contract	(38,494)	(34,704)
Rooms	(60,241)	(51,614)
Food and beverage	(79,306)	(80,081)
Entertainment	(38,430)	(46,500)
Mall	(7,726)	(7,336)
Retail and other	(2,433)	(2,306)
General and administrative	(185,281)	(177,276)
Pre-opening costs	(510)	(807)
Amortization of land use right	(3,316)	(3,314)
Depreciation and amortization	(203,966)	(196,848)
Property charges and other	(1,985)	(1,291)

Total operating costs and expenses	(621,688)	(602,077)

Operating income	72,903	37,094

Non-operating income (expenses):
Interest income	284	2,662
Interest expense	(130,164)	(137,822)
Other financing costs	(1,839)	(592)
Foreign exchange (losses) gains, net	(4,731)	3,719

Total non-operating expenses, net	(136,450)	(132,033)

Loss before income tax	(63,547)	(94,939)
Income tax expense	(7,608)	(7,351)

Net loss	(71,155)	(102,290)
Net income attributable to noncontrolling interests	(597)	(491)

Net loss attributable to Studio City Investments Limited	$(71,752)	$(102,781)

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year Ended December 31,
	2025	2024
Net loss	$(71,155)	$(102,290)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(2,821)	11,898

Other comprehensive (loss) income	(2,821)	11,898

Total comprehensive loss	(73,976)	(90,392)
Comprehensive income attributable to noncontrolling interests	(639)	(382)

Comprehensive loss attributable to Studio City Investments Limited	$(74,615)	$(90,774)

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands, except share and per share data)

	Studio City Investments Limited Shareholder’s Equity					Noncontrolling Interests	Total Equity
	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive (Losses) Income	Accumulated Losses
	Shares	Amount
Balance as at January 1, 2024	3	$—	$2,617,155	$(780)	$(1,923,023)	$(18,027)	$675,325
Net (loss) income	—	—	—	—	(102,781)	491	(102,290)
Foreign currency translation adjustments	—	—	—	12,007	—	(109)	11,898

Balance as at December 31, 2024	3	—	2,617,155	11,227	(2,025,804)	(17,645)	584,933
Net (loss) income	—	—	—	—	(71,752)	597	(71,155)
Foreign currency translation adjustments	—	—	—	(2,863)	—	42	(2,821)

Balance as at December 31, 2025	3	$—	$2,617,155	$8,364	$(2,097,556)	$(17,006)	$510,957

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(71,155)	$(102,290)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	207,282	200,162
Amortization of deferred financing costs	2,822	1,355
Amortization of discount on loan from an affiliated company	5,567	6,149
Loss on disposal of property and equipment and other long-term assets	724	851
Provision for credit losses	5	162
Changes in operating assets and liabilities:
Accounts receivable	85	318
Receivables from affiliated companies	(3,648)	38,911
Inventories, prepaid expenses and other	17,108	8,457
Long-term prepayments, deposits and other	674	9,942
Accounts payable, accrued expenses and other	12,629	8,833
Payables to affiliated companies	40,277	(30,524)
Other long-term liabilities	2,184	886

Net cash provided by operating activities	214,554	143,212

Cash flows from investing activities:
Acquisition of property and equipment	(61,970)	(86,756)
Payments for other long-term assets	(30,728)	(31,305)
Proceeds from sale of property and equipment	7,549	9,600

Net cash used in investing activities	(85,149)	(108,461)

Cash flows from financing activities:
Repayments of loan from an affiliated company	(221,622)	(175,378)
Repayments of long-term debt	(91,819)	—
Proceeds from long-term debt	170,327	—
Payments of financing costs	—	(7,261)

Net cash used in financing activities	(143,114)	(182,639)

Effect of exchange rate on cash, cash equivalents and restricted cash	(155)	1,337

Decrease in cash, cash equivalents and restricted cash	(13,864)	(146,551)
Cash, cash equivalents and restricted cash at beginning of year	68,371	214,922

Cash, cash equivalents and restricted cash at end of year	$54,507	$68,371

Supplemental cash flow disclosures:
Cash paid for interest	$(122,704)	$(177,487)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(677)	$(677)
Non-cash disclosures:
Change in accrued expenses and other current liabilities related to acquisition of property and equipment	$7,223	$18,290
Change in payables to affiliated companies related to acquisition of property and equipment	$221	$394
Change in accrued expenses and other current liabilities related to financing costs	$(152)	$1,431
Transfer of property and equipment to assets under sales-type lease and included in prepaid expenses and other current assets and long-term prepayments, deposits and other assets	$1,783	$—

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1.	ORGANIZATION AND BUSINESS

Studio City Investments Limited (“SCI”) is incorporated in the British Virgin Islands (“BVI”). SCI together with its subsidiaries (collectively referred to as the “Company”) currently operates the non-gaming operations of Studio City, a cinematically-themed integrated resort in Cotai, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), and provides services pursuant to a casino contract to Melco Resorts (Macau) Limited (“MRM”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco Resorts”), which holds the gaming concession in Macau, for the operations of the gaming area at Studio City (“Studio City Casino”). Melco Resorts’ American depositary shares (“ADSs”) are listed on the Nasdaq Global Select Market in the United States of America (the “U.S.”).

The Company is indirectly wholly-owned by Studio City International Holdings Limited (“SCIH”) which is majority-owned by Melco Resorts. SCIH’s ADSs are listed on the New York Stock Exchange in the U.S. Melco International Development Limited (“Ultimate Parent”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco Resorts.

As of December 31, 2025, the Company had cash and cash equivalents of U.S. dollar (“$” or “US$”) 54,377 and available unused borrowing capacity of $199,969 of which $119,935 is available to draw, subject to the satisfaction of certain conditions precedent.

The Company believes it is able to support continuing operations and capital expenditures for at least twelve months after the date of these consolidated financial statements are issued. Accordingly, the accompanying consolidated financial statements are prepared on a going concern basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

While the previous MRM gaming subconcession expired on December 31, 2022, on December 16, 2022, the Macau government awarded a ten-year concession to operate games of fortune and chance in casinos in Macau (the “Concession”) to MRM. The term of the Concession commenced on January 1, 2023 and ends on December 31, 2032. Under the Concession, MRM is authorized to operate the Studio City Casino.

On June 23, 2022, MRM and Studio City Entertainment Limited (“SCE”), a subsidiary of SCI, amended a prior services and right to use agreement together with related agreements (the “Studio City Casino Agreement”) to align such agreement with the enacted amendments to the Macau gaming law. Under the Studio City Casino Agreement, MRM operates the Studio City Casino since the Company does not hold a gaming concession in Macau, and it also deducts gaming taxes and the costs incurred in connection with the operations of the Studio City Casino from Studio City Casino’s gross gaming revenues. The residual gross gaming revenues which the Company receives as revenue is captioned as revenue from casino contract.

In March 2023, SCIH and certain of its subsidiaries extended a prior master services agreement; and certain of its subsidiaries also extended the prior related work agreements (collectively, the “Management and Shared Services Arrangements”) with certain of Melco Resorts’ subsidiaries with respect to services provided to and from Studio City, which expired in June 2022 and were extended to December 31, 2032.

Under the Management and Shared Services Arrangements, certain of the corporate and administrative functions as well as operational activities of the Company are administered by staff employed by certain Melco Resorts subsidiaries, including senior management services, centralized corporate functions and operational and venue support services. Payment arrangements for the services are provided for in the individual work agreements and may vary depending on the services provided. Corporate services are charged at pre-negotiated rates, subject to a base fee and cap. Senior management service fees and staff costs on operational services are allocated to the Company based on percentages of efforts on the services provided to the Company. Other costs in relation to shared office equipment are allocated based on a percentage of usage.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(a)	Basis of Presentation and Principles of Consolidation—continued

The Company believes the costs incurred under the Studio City Casino Agreement, and the allocation methods under the Management and Shared Services Arrangements are reasonable and the accompanying consolidated financial statements reflect the Company’s cost of doing business. However, such allocations may not be indicative of the actual expenses the Company would have incurred had it operated as an independent company for the periods presented. Details of the services and related charges are disclosed in Note 17.

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

The accompanying consolidated financial statements include the accounts of SCI and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

(b)	Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. Estimates are used for, but not limited to, inputs into the Company’s estimated allowances for deferred tax assets and credit losses, useful lives and recoverability of long-lived assets, litigation and contingency estimates. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Company estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less. Cash equivalents consist of bank time deposits placed with financial institutions with high-credit ratings and quality.

(e)	Restricted Cash

The current portion of restricted cash, if any, represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Company expects these funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents funds that will not be released or utilized within the next twelve months. Restricted cash mainly represents collateral bank accounts associated with borrowings under the credit facilities.

(f)	Accounts Receivable and Credit Risk

Accounts receivable, including hotel and other receivables, are typically non-interest bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce the Company’s receivables to their carrying amounts and reflects the net amount the Company expects to collect. The allowance for credit losses is estimated based on specific reviews of the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of customers, current business and economic conditions, and management’s expectations of future business and economic conditions.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(f)	Accounts Receivable and Credit Risk—continued

Management believes that as of December 31, 2025 and 2024, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the weighted average method.

(h)	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets represent current assets that are typically used up or expire within the normal operating cycle of the Company. The prepaid expenses as of December 31, 2025 and 2024 were $6,402 and $25,859, respectively, and the other current assets as of December 31, 2025 and 2024 were $3,289 and $2,224, respectively.

(i)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization, and accumulated impairment, if any. Gains or losses on dispositions of property and equipment are included in the accompanying consolidated statements of operations. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of Studio City, direct and incremental costs related to the design and construction, including costs under construction contracts, duties and tariffs, equipment installations, shipping costs, payroll and payroll-benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activities are substantially suspended.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as Studio City’s facilities are completed and opened.

Property and equipment are depreciated and amortized over the following estimated useful lives on a straight-line basis:

Buildings	4 to 40 years
Furniture, fixtures and equipment	2 to 15 years
Leasehold improvements	5 to 10 years or over the lease term, whichever is shorter
Motor vehicles	5 years

(j)	Other Long-term Assets

Other long-term assets, net represents the payments to MRM from the Company for the future economic benefits of the Studio City Casino Agreement for the operation of Studio City Casino, less subsequent accumulated amortization and accumulated impairment, if any.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(j)	Other Long-term Assets—continued

Other long-term assets are amortized using the straight-line method over the respective estimated useful lives of certain property and equipment for the operation of Studio City Casino (the “Studio City Gaming Assets”), ranging from 18 months to 10 years. The Reversion Assets (as defined in Note 5) (including certain of the Studio City Gaming Assets) that reverted to the Macau government at the expiration of the previous gaming subconcession on December 31, 2022, are currently owned by the Macau government. Effective as of January 1, 2023, the Reversion Assets (including certain of the Studio City Gaming Assets) were transferred by the Macau government to MRM for the duration of the Concession, in return for annual payments for the right to use and operate the Reversion Assets (as disclosed in Note 5).

The cost of the other long-term assets is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of an item of the Studio City Gaming Assets in Studio City Casino. Generally, any gain or loss arising on the disposal or retirement of cost of the other long-term assets is determined as the difference between the sale proceeds and the carrying amount of an item of the Studio City Gaming Assets and is recognized in the accompanying consolidated statements of operations.

(k)	Impairment of Long-lived Assets

The Company evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates, future market conditions and gross margin. If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model involving significant assumptions, such as discount rates. If an asset is still under development, future cash flows include remaining construction costs.

No impairment of long-lived assets was recognized during the years ended December 31, 2025 and 2024.

(l)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the terms of the related debt agreements using the effective interest method. Deferred financing costs incurred in connection with the issuance of revolving credit facilities are included in other assets, either current or non-current, in the accompanying consolidated balance sheets, based on the maturity of each revolving credit facility. All other deferred financing costs are presented as a reduction of long-term debt in the accompanying consolidated balance sheets.

(m)	Land Use Right

Land use right represents the upfront land premium paid for the use of land held under an operating lease, which is stated at cost, net of accumulated amortization. Amortization is recognized over the estimated term of the land use right of 40 years on a straight-line basis.

(n)	Leases

At the inception of the contract or upon modification, the Company will perform an assessment as to whether the contract is a lease or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. A lessee has control of an identified asset if it has both the right to direct the use of the asset and the right to receive substantially all of the economic benefits from the use of the asset.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(n)	Leases—continued

Finance and operating lease right-of-use assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The initial measurement of the right-of-use assets also includes any prepaid lease payments and any initial direct costs incurred and is reduced by any lease incentive received. For leases where the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.

The Company’s lease contracts have lease and non-lease components. For contracts in which the Company is a lessee, the Company accounts for the lease components and non-lease components as a single lease component for all classes of underlying assets, except for real estate. For contracts in which the Company is a lessor, the lease components and non-lease components are accounted for separately.

(o)	Revenue Recognition

The Company’s revenues from contracts with customers consist of revenue from casino contract, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Revenue from casino contract represents revenue arising from the Studio City Casino Agreement for the operations of Studio City Casino by MRM. Under the Studio City Casino Agreement, MRM deducts gaming taxes and the costs incurred in connection with its operations from Studio City Casino’s gross gaming revenues, including the standalone selling prices of complimentary services within Studio City provided to the gaming patrons of Studio City Casino. The residual amount which the Company receives as revenue is captioned as revenue from casino contract. The Company has concluded that it is not the controlling entity to the arrangements and recognizes the revenue from casino contract on a net basis.

Non-gaming revenues include services provided for cash consideration and services provided on a complimentary basis to the gaming patrons at Studio City. The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by the Company are excluded from revenues. Advance deposits on rooms and convention space and advance ticket sales are recorded as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by the Company are allocated to each good or service based on its relative standalone selling price.

The Company follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for the operations of an externally managed hotel and concluded that it is the controlling entity and is the principal to this arrangement. For the operations of this externally managed hotel, as the Company is the owner of the hotel property, the hotel manager operates the hotel under a management agreement providing management services to the Company, and the Company receives all rewards and takes substantial risks associated with the hotel’s business, it is the principal and the transactions are, therefore, recognized on a gross basis.

Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fee escalations, are included in mall revenues and are recognized over the terms of the related agreements on a straight-line basis. Sales-type lease income is included in retail and other revenues and is recognized on an effective interest rate basis at a constant rate of return over the term of the applicable leases using the rate implicit in the leases.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(o)	Revenue Recognition—continued

Contract and Contract-Related Liabilities

In providing goods and services to customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability. The Company’s primary types of liabilities related to contracts with customers are advance deposits on rooms and convention space and advance ticket sales which represent cash received in advance for goods or services yet to be provided. These amounts are included in accrued expenses and other current liabilities on the accompanying consolidated balance sheets and will be recognized as revenues when the goods or services are provided or the events are held. Decreases in this balance generally represent the recognition of revenues and increases in the balance represent additional deposits made by customers. The deposits are expected to primarily be recognized as revenues within one year. Advance customer deposits and ticket sales of $4,692 as of December 31, 2025 decreased by $952 from the balance of $5,644 as of December 31, 2024. Advance customer deposits and ticket sales of $5,644 as of December 31, 2024 increased by $1,212 from the balance of $4,432 as of December 31, 2023.

(p)	Pre-opening Costs

Pre-opening costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations and are expensed as incurred. During the years ended December 31, 2025 and 2024, the Company incurred pre-opening costs in connection with the development of Studio City Phase 2 and other one-off activities related to the marketing of new facilities and operations of Studio City.

(q)	Advertising and Promotional Costs

The Company expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $33,663 and $33,165 for the years ended December 31, 2025 and 2024, respectively.

(r)	Interest Income

Interest income is recorded on an accrual basis at the stated interest rate and is recorded in interest income in the accompanying consolidated statements of operations.

(s)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of SCI and its subsidiaries during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the accompanying consolidated statements of operations.

The functional currency of SCI is the Hong Kong dollar (“HK$”) and the reporting currency of these consolidated financial statements is in US$. The functional currency of most of SCI’s foreign subsidiaries is the local currency in which the subsidiary operates. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of SCI and its foreign subsidiaries’ financial statements are recorded as a component of other comprehensive (loss) income.

(t)	Comprehensive Loss and Accumulated Other Comprehensive Income

Comprehensive loss includes net loss and other non-shareholder changes in equity, or other comprehensive (loss) income. Components of the Company’s comprehensive loss are reported in the accompanying consolidated statements of equity and consolidated statements of comprehensive loss.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(t)	Comprehensive Loss and Accumulated Other Comprehensive Income—continued

As of December 31, 2025 and 2024, the Company’s accumulated other comprehensive income consisted solely of foreign currency translation adjustments, net of noncontrolling interests.

(u)	Income Tax

The Company is subject to income taxes in Macau and Hong Kong where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the accompanying consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of Macau and Hong Kong taxing authorities.

The Company’s income tax returns are subject to examination by tax authorities in Macau and Hong Kong. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position, based on the technical merits of the position, will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based on cumulative probability.

(v)	Reclassification

Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current year’s presentation. These reclassifications had no impact on net loss, shareholder’s equity, or cash flows as previously reported.

(w)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncement

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, “Improvements to Income Tax Disclosures” which includes amendments that further enhance income tax disclosures, primarily through providing additional information in the rate reconciliation and additional disclosures about income taxes paid by jurisdiction. The Company adopted ASU 2023-09 prospectively for the year ended December 31, 2025. The adoption of this guidance did not have an effect on the Company’s financial position, results of operations and cash flows, noting the adoption resulted in additional disclosures only in the current annual period. Refer to Note 13 for the income tax disclosures.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. This guidance will be applied either prospectively or retrospectively. The Company is currently evaluating the impact that the adoption of these standards will have on the Company’s consolidated financial statements and disclosures.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(w)	Recent Changes in Accounting Standards—continued

Recent Accounting Pronouncements Not Yet Adopted—continued

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. ASU 2025-05 provides a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods and should be applied prospectively. Early adoption is permitted, and the Company is currently assessing the impact of adoption.

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	$		$
	December 31,
	2025		2024
Cash		$54,377		$54,136
Cash equivalents		—		14,105

Total cash and cash equivalents		54,377		68,241
Non-current portion of restricted cash		130		130

Total cash, cash equivalents and restricted cash		$54,507		$68,371

4.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	$	$
	December 31,
	2025	2024
Hotel	$1,721	$1,752
Other	177	235

Sub-total	1,898	1,987
Less: allowances for credit losses	(11)	(11)

Accounts receivable, net	$1,887	$1,976

The Company’s allowances for credit losses as of December 31, 2025 and 2024 were from its hotel receivables. Movement in the allowances for credit losses are as follows:
	Year Ended December 31,
	2025	2024
Balance at beginning of year	$11	$10
Provision for credit losses	—	1

Balance at end of year	$11	$11

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2025	2024
Buildings	$3,282,752	$3,290,665
Furniture, fixtures and equipment	323,280	314,614
Leasehold improvements	182,803	160,161
Motor vehicles	2,727	2,732
Construction in progress	—	558

Sub-total	3,791,562	3,768,730
Less: accumulated depreciation and amortization	(1,380,868)	(1,195,820)

Property and equipment, net	$2,410,694	$2,572,910

The depreciation and amortization expenses of property and equipment recognized for the years ended December 31, 2025 and 2024 were $192,251 and $189,719, respectively.

The cost and accumulated amortization of right-of-use assets held under finance lease arrangements were $1,257 and $190 as of December 31, 2025, and $1,260 and $65 as of December 31, 2024, respectively. Further information on the lease arrangements is included in Note 10.

Under the terms of the Macau gaming law and the Concession, the gaming and gaming support areas comprising the Studio City Casino with an area of 28,784.3 square meters held by Studio City Developments Limited (“SCD”), a subsidiary of SCI, under a land concession contract and all related gaming equipment and utensils held by MRM (collectively referred to as the “Reversion Assets”), reverted to the Macau government without compensation and free and clear from any charges or encumbrances on December 31, 2022 at the expiration of the previous MRM gaming subconcession. Effective as of January 1, 2023, the Reversion Assets have been transferred by the Macau government to MRM for the duration of the Concession, in return for annual payments for the right to use and operate the Reversion Assets. The Reversion Assets are currently owned by the Macau government and MRM pays an annual fee of MOP0.75 (equivalent to $0.09) per square meter of the casino for years 1 to 3 of the Concession, subject to a consumer price index increase in years 2 and 3 of the Concession and such fee will increase to MOP2.5 (equivalent to $0.3) per square meter of the casino for years 4 to 10 of the Concession, subject to a consumer price index increase in years 5 to 10 of the Concession.

As Studio City Casino continues to be operated in and with the Reversion Assets in the same manner as under the previous MRM gaming subconcession and obtains substantially all of the economic benefits and bears all of the risks arising from the operation of the Reversion Assets, and assuming MRM will be successful in obtaining a new concession upon expiry of the Concession, MRM and SCD continue to recognize these Reversion Assets as property and equipment over their remaining estimated useful lives.

6.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2025	2024
Other long-term assets	$83,099	$53,106
Less: accumulated amortization	(28,035)	(16,960)

Other long-term assets, net	55,064	36,146
Deferred financing costs, net	7,084	8,792
Other deposits and other	3,912	4,484
Investment in a sales-type lease	1,509	—
Deposits for acquisition of property and equipment	1,343	2,852
Long-term prepayments	229	230

Long-term prepayments, deposits and other assets	$69,141	$52,504

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

6.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS—continued

The amortization expenses of other long-term assets recognized for the years ended December 31, 2025 and 2024 were $11,715 and $7,124, respectively.

7.	LAND USE RIGHT, NET

	December 31,
	2025	2024
Cost	$178,437	$178,844
Less: accumulated amortization	(79,364)	(76,215)

Land use right, net	$99,073	$102,629

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2025	2024
Operating expense and other accruals and liabilities	$15,379	$18,749
Staff cost accruals	9,993	9,770
Interest expense payables	9,541	9,377
Property and equipment payables	8,834	25,940
Advance customer deposits and ticket sales	4,692	5,644
Operating lease liabilities	2,002	1,553

Accrued expenses and other current liabilities	$50,441	$71,033

9.	LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	December 31,
	2025	2024
2027 SCC Senior Secured Notes, 7.000% and due 2027 (net of unamortized deferred financing costs of $1,596 and $2,862, respectively)	$348,404	$347,138
SCC 2021 Credit Facilities, due 2029
SCC 2021 Term Loan	129	129
SCC 2021 Revolving Facility (1)	29,944	—
SCC 2024 Revolving Facilities, due 2029 (2)	49,992	—

Long-term debt, net	$428,469	$347,267

(1)

As of December 31, 2025 and 2024, the unamortized deferred financing costs related to the SCC 2021 Revolving Facility of $248 and $308, respectively, are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets.

(2)

As of December 31, 2025 and 2024, the unamortized deferred financing costs related to the SCC 2024 Revolving Facilities of $6,836 and $8,484, respectively, are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets.

SCC Senior Secured Notes

On February 16, 2022, Studio City Company Limited (“SCC”), a subsidiary of SCI, issued senior secured notes in an aggregate principal amount of $350,000 of 7.000% Senior Notes due February 15, 2027 at an issue price of 100% of the principal amount (the “2027 SCC Senior Secured Notes”) pursuant to an indenture, dated February 16, 2022 (the “2027 SCC Indenture”) among SCC, the guarantors and the trustee. The net proceeds from the offering of the 2027 SCC Senior Secured Notes were used to fund the capital expenditures of the remaining development project at Studio City and for general corporate purposes.

There are no interim principal payments on the 2027 SCC Senior Secured Notes and interest is payable semi-annually in arrears on each February 15 and August 15.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

9.	LONG-TERM DEBT, NET—continued

SCC Senior Secured Notes—continued

The 2027 SCC Senior Secured Notes are senior secured obligations of SCC, rank equally in right of payment to all existing and future senior indebtedness of SCC (although any liabilities in respect of obligations under the SCC Credit Facilities (as defined below) that are secured by common collateral securing the 2027 SCC Senior Secured Notes will have priority over the 2027 SCC Senior Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior in right of payment to any existing and future subordinated indebtedness of SCC and are effectively subordinated to SCC’s existing and future secured indebtedness that is secured by assets that do not secure the 2027 SCC Senior Secured Notes, to the extent of the assets securing such indebtedness.

SCI, the shareholder of SCC, all of its existing subsidiaries (other than SCC) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the SCC Credit Facilities) (the “2027 SCC Senior Secured Notes Guarantors”) jointly, severally and unconditionally guarantee the 2027 SCC Senior Secured Notes on a senior basis (the “2027 SCC Senior Secured Notes Guarantees”). The 2027 SCC Senior Secured Notes Guarantees are senior obligations of the 2027 SCC Senior Secured Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2027 SCC Senior Secured Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2027 SCC Senior Secured Notes Guarantors. The 2027 SCC Senior Secured Notes Guarantees are pari passu to the 2027 SCC Senior Secured Notes Guarantors’ obligations under the SCC Credit Facilities, and effectively subordinated to any future secured indebtedness that is secured by assets that do not secure the 2027 SCC Senior Secured Notes and the 2027 SCC Senior Secured Notes Guarantees, to the extent of the value of the assets.

The 2027 SCC Senior Secured Notes are secured, on an equal basis with the SCC Credit Facilities, by substantially all of the material assets of SCI and its subsidiaries (although obligations under the SCC Credit Facilities that are secured by the common collateral securing the 2027 SCC Senior Secured Notes will have priority over the 2027 SCC Senior Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral); in addition, in line with the SCC Credit Facilities, the 2027 SCC Senior Secured Notes are also secured by certain specified bank accounts.

The 2027 SCC Indenture contains certain covenants, subject to certain exceptions and conditions, that limit the ability of SCC, SCI and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments and investments; (iii) prepay or redeem subordinated debt or equity; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with affiliates; and (xi) effect a consolidation or merger. The 2027 SCC Indenture also contains conditions and provides for customary events of default as well as early redemption options available to SCC during certain time periods and redemption options available to the 2027 SCC Senior Secured Notes holders in certain events.

There are provisions under the 2027 SCC Indenture that limit or prohibit certain payments of dividends and other distributions by SCC, SCI and their respective restricted subsidiaries to companies or persons who are not SCC, SCI and their respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2025, the net assets of SCI and its restricted subsidiaries of approximately $511,000 were restricted from being distributed under the terms of the 2027 SCC Senior Secured Notes.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

9.	LONG-TERM DEBT, NET—continued

SCC Credit Facilities

On March 15, 2021, SCC (the “SC Borrower”) amended the terms of its prior senior secured credit facilities agreement entered into with a syndicate of banks, including the extension of the maturity date of the HK$234,000 (equivalent to $30,077) senior secured credit facilities (the “SCC 2021 Credit Facilities”), comprising a HK$1,000 (equivalent to $129) term loan facility (the “SCC 2021 Term Loan”) and a HK$233,000 (equivalent to $29,948) revolving credit facility (the “SCC 2021 Revolving Facility”) to January 15, 2028. Changes have also been made to the covenants in order to align them with those of certain other financings at Studio City Finance Limited (“SCF”), the shareholder of SCI, including amending the threshold sizes and measurement dates of the covenants. On November 29, 2024, SCC further amended the terms of the SCC 2021 Credit Facilities (the “SCC 2024 Amendment and Restatement”), including but not limited to the extension of the maturity date to August 29, 2029 and the change of interest margin. The SCC 2021 Term Loan shall be repaid on August 29, 2029 with no interim amortization payments. The SCC 2021 Revolving Facility is available up to the date that is one month prior to August 29, 2029.

Pursuant to the SCC 2024 Amendment and Restatement, borrowings under the SCC 2021 Credit Facilities denominated in US$ bear interest at term Secured Overnight Financing Rate (“Term SOFR”) plus an applicable credit adjustment spread ranging from 0.06% to 0.20% per annum and a margin of 2.25% per annum; borrowings under the SCC 2021 Credit Facilities denominated in HK$ bear interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin of 2.25% per annum. Prior to the effective of the SCC 2024 Amendment and Restatement, borrowings under the SCC 2021 Credit Facilities denominated in HK$ bore interest at HIBOR plus a margin of 4% per annum. The SC Borrower may select an interest period for borrowings under the SCC 2021 Credit Facilities ranging from one to six months or any other agreed period. As of December 31, 2025 and 2024, the weighted average interest rate was approximately 5.23% and 6.83% per annum, respectively. The SC Borrower is obligated to pay a commitment fee on the undrawn amount of the SCC 2021 Revolving Facility and recognized loan commitment fees of $123 and $403 during the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025, the outstanding principal amount of the SCC 2021 Term Loan and the SCC 2021 Revolving Facility were HK$1,000 (equivalent to $129) and HK$233,000 (equivalent to $29,944), respectively, and the available unused borrowing capacity under the SCC 2021 Revolving Facility was nil.

On November 29, 2024, SCC entered into a senior secured revolving credit facility agreement with a syndicate of banks (the “SCC 2024 Revolving Facilities”) for HK$1,945,000 (equivalent to $250,273) with a term of five years and maturity date of November 29, 2029, with an option to increase the commitments in an amount not exceeding $100,000, subject to satisfaction of conditions precedent. The SCC 2024 Revolving Facilities are available up to the date that is one month prior to the maturity date.

Borrowings under the SCC 2024 Revolving Facilities can be denominated in US$ which bear interest at Term SOFR or HK$ which bear interest at HIBOR, in both case plus an applicable margin ranging from 1.95% to 2.55% per annum as adjusted in accordance with the leverage ratio. The SC Borrower may select an interest period for borrowings under the SCC 2024 Revolving Facilities ranging from one to six months or any other agreed period. As of December 31, 2025, the interest rate was approximately 5.33% per annum.

The SC Borrower is obligated to pay a commitment fee on the undrawn amount of the SCC 2024 Revolving Facilities and recognized loan commitment fees of $1,716 and $189 during the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025, the outstanding principal amount of the SCC 2024 Revolving Facilities was HK$389,000 (equivalent to $49,992), and the available unused borrowing capacity under the SCC 2024 Revolving Facilities was HK$1,556,000 (equivalent to $199,969) of which $119,935 is available to draw, subject to the satisfaction of certain conditions.

The SCC 2021 Credit Facilities and the SCC 2024 Revolving Facilities are collectively referred to as the “SCC Credit Facilities”.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

9.	LONG-TERM DEBT, NET—continued

SCC Credit Facilities—continued

The SCC 2021 Term Loan is collateralized by cash of HK$1,013 (equivalent to $130). The SC Borrower is subject to mandatory prepayment requirements in respect of various amounts of the SCC 2021 Revolving Facility and the SCC 2024 Revolving Facilities; in the event of the disposal of all or substantially all of the business and assets of the Studio City borrowing group which includes the SC Borrower and certain of its subsidiaries as defined under the SCC Credit Facilities (the “SC Borrowing Group”), the SCC Credit Facilities are required to be repaid in full. In the event of a change of control, the SC Borrower may be required, at the election of any lender under the SCC Credit Facilities, to repay such lender in full (other than the principal amount of the SCC 2021 Term Loan).

The indebtedness under the SCC Credit Facilities is guaranteed by SCI and its subsidiaries (other than the SC Borrower). Security for the SCC Credit Facilities includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or right to use agreements; as well as other customary security. The SCC Credit Facilities contain certain affirmative and negative covenants customary for such financings, as well as affirmative, negative and financial covenants aligned with those of certain other financings at SCF. Certain specified bank accounts of MRM are pledged under SCC Credit Facilities and related finance documents. The SCC Credit Facilities are secured by substantially all of the material assets of SCI and its subsidiaries. Pursuant to the guarantee dated November 29, 2024 signed by SCIH, the indebtedness under the SCC 2024 Revolving Facilities is also guaranteed by SCIH.

The SCC Credit Facilities contain certain covenants that, subject to certain exceptions and conditions, limit the ability of SCC, SCI and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments and investments; (iii) prepay or redeem subordinated debt or equity; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with affiliates; and (xi) effect a consolidation or merger. The SCC Credit Facilities also contain conditions and events of default customary for such financings.

In addition, modification, expiry, or termination of the gaming concession of MRM in circumstances that have a material adverse effect on the SC Borrowing Group (as a whole) will allow lenders to elect for the mandatory prepayment of all outstanding loan amounts.

There are provisions that limit certain payments of dividends and other distributions by the SC Borrowing Group to companies or persons who are not members of the SC Borrowing Group. As of December 31, 2025, the net assets of SCI and its restricted subsidiaries of approximately $511,000 were restricted from being distributed under the terms of the SCC Credit Facilities.

Scheduled Maturities of Long-term Debt

Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs) as of December 31, 2025 are as follows:

Year ending December 31,
2026	$—
2027	350,000
2028	—
2029	80,065
2030	—
Over 2030	—

$430,065

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

10.	LEASES

Lessee Arrangements

The Company is the lessee under operating and finance leases for equipment and real estate, including the land in Macau on which Studio City is located. Certain leases include options to extend the lease term and options to terminate the lease term. The land concession contract of Studio City has a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The estimated term related to the land concession contract of Studio City is 40 years.

The components of lease costs are as follows:

	$		$
	Year Ended December 31,
	2025		2024
Operating lease costs:
Amortization of land use right		$3,316		$3,314
Operating lease costs		1,077		1,076
Finance lease costs:
Amortization of right-of-use assets		125		65

Total lease costs		$4,518		$4,455

Other information related to lease terms and discount rates of operating leases is as follows:

	$		$
	December 31,
	2025		2024
Weighted average remaining lease term		29.8 years		30.8 years
Weighted average discount rate		7.81%		7.39%

Maturities of operating lease liabilities as of December 31, 2025 are as follows:

	$
Year ending December 31,
2026		$2,038
2027		1,133
2028		1,133
2029		1,131
2030		1,131
Over 2030		28,071

Total future minimum lease payments		34,637
Less: amount representing interest		(20,540)

Present value of future minimum lease payments		14,097
Current portion		(2,002)

Non-current portion		$12,095

Lessor Arrangements

The Company is the lessor under non-cancellable operating leases mainly for mall spaces in Studio City with various retailers that expire at various dates through June 2037. Certain of the operating leases include minimum base fees with contingent fee clauses based on percentages of turnover.

During the year ended December 31, 2025, the Company arranged a sales-type lease for the Equipment (as defined in Note 17) under the Studio City Operating Agreement as disclosed in Note 17. As of December 31, 2025, the current and non-current portion of the investment in a sales-type lease of $223 and $1,509, respectively, are included in prepaid expenses and other current assets and long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

10.	LEASES—continued

Lessor Arrangements—continued

The components of lease income are as follows:

	Year Ended December 31,
	2025	2024
Operating lease income:
Minimum	$7,415	$6,665
Contingent	5,616	5,767
Sales-type lease income	70	—

Total lease income	$13,101	$12,432

Future minimum fees, excluding the contingent fees to be received under non-cancellable leases as of December 31, 2025 were as follows:

	Operating	Sales-Type
Year ending December 31,
2026	$7,574	$481
2027	6,324	481
2028	4,708	549
2029	1,849	497
2030	1,352	136
Over 2030	3,401	545

Total	$25,208	2,689

Difference between undiscounted cash flow and present value		(957)

Investment in a sales-type lease		$1,732

11.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the input to valuation techniques used to measure fair values into three broad levels. The level in the hierarchy within which the fair value measurements in its entirety is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash equivalents, long-term deposits and other long-term liabilities approximated fair values and were classified as level 2 in the fair value hierarchy.

The estimated fair values of long-term debt as of December 31, 2025 and 2024, were approximately $430,191 and $351,165, respectively, as compared to their carrying values, excluding unamortized deferred financing costs, of $430,065 and $350,129, respectively. Fair values for the senior notes were estimated based on recent trades, if available, and indicative pricing from market information and were classified as level 2 in the fair value hierarchy. Fair values for the credit facilities and the Intercompany Notes as defined in Note 17(d) approximated their carrying values as the instruments carried either variable or fixed interest rates that approximated the market rates and were classified as level 2 in the fair value hierarchy.

As of December 31, 2025 and 2024, the Company did not have any non-financial assets or liabilities that were recognized or disclosed at fair value in the accompanying consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

12.	CAPITAL STRUCTURE

As of December 31, 2025 and 2024, SCI’s authorized share capital was 50,000 shares of $1 par value per share and 3 ordinary shares were issued and fully paid.

13.	INCOME TAXES

The income tax expense consisted of:

	Year Ended December 31,
	2025	2024
Income tax expense—current:
Macau Complementary Tax	$7,665	$7,534
Hong Kong Profits Tax	—	3

Sub-total	7,665	7,537

(Over) under provision of income taxes in prior years:
Macau Complementary Tax	(40)	50

Sub-total	(40)	50

Income tax benefit—deferred:
Macau Complementary Tax	(17)	(236)

Total income tax expense	$7,608	$7,351

A reconciliation of the Macau Complementary Tax rate and the Company’s effective tax rate for the year ended December 31, 2025 under the new accounting standard is as follows:

	Year Ended
	December 31, 2025
	Amount	Percent
Macau Complementary Tax rate	$(7,626)	12.0%
Other jurisdiction tax effects
Hong Kong
Tax rate differential	(610)	1.0%
Changes in valuation allowances	1,545	(2.5)%
Net foreign currency exchange difference	740	(1.2)%
Other	(46)	0.1%
Changes in valuation allowances	12,796	(20.2)%
Nontaxable or nondeductible items
Depreciation and amortization	1,101	(1.7)%
Other	(253)	0.4%
Other adjustments	(39)	0.1%

Effective tax rate	$7,608	(12.0)%

Note:	Intercompany transactions which are considered as nondeductible expense in one jurisdiction and nontaxable income in another jurisdiction were eliminated in the tax rate reconciliation.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

13.	INCOME TAXES—continued

A reconciliation of the income tax expense from loss before income tax per the accompanying consolidated statements of operations for the year ended December 31, 2024 is as follows:

Year Ended
December 31, 2024
Loss before income tax	$(94,939)
Macau Complementary Tax rate	12%
Income tax benefit at Macau Complementary Tax rate	(11,393)
Effect of different tax rate of subsidiaries operating in other jurisdiction	(6,418)
Under provision in prior year	50
Effect of income for which no income tax expense is payable	(1,991)
Effect of expenses for which no income tax benefit is receivable	10,983
Changes in valuation allowances	4,554
Expired tax losses	11,566

Income tax expense	$7,351

SCI and certain of its subsidiaries are exempt from tax in the BVI, where they are incorporated, while SCI and one of its subsidiaries are subject to Hong Kong Profits Tax on income derived from Hong Kong during the years ended December 31, 2025 and 2024. The remaining subsidiaries of SCI incorporated in Macau and Hong Kong are subject to Macau Complementary Tax and Hong Kong Profits Tax, respectively, during the years ended December 31, 2025 and 2024.

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2025 and 2024, if applicable.

SCE applied for an extension of the Macau Complementary Tax exemption on profits generated from income from MRM for 2022 under the previous gaming subconcession and for the period of 10 years from 2023 to 2032 under the Concession to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. These applications are subject to the discretionary approval of the Macau government. The application for the Macau Complementary Tax exemption for 2023 to 2032 was confirmed to be rejected in September 2024. The dividend distributions of SCE from income tax exempted profits to its shareholders continue to be subject to the Macau Complementary Tax.

Certain jurisdictions in which the Ultimate Parent operates have enacted Global Anti-Base Erosion Model Rules (“Pillar Two”) that became effective on January 1, 2024. The Company and its Ultimate Parent are in scope of the enacted legislation and have performed an assessment of the Company’s potential exposure to Pillar Two income taxes, which is based on the most recent tax filings, country-by-country reporting and financial information for the constituent entities of the Ultimate Parent. Based on management’s best estimate, the Company does not have exposure to Pillar Two top-up taxes for the years ended December 31, 2025 and 2024.

The reconciliation of the Macau Complementary Tax rate and the Company’s effective tax rate of (12.0)% for the year ended December 31, 2025 is presented in the table above under the new accounting standard. The effective tax rate for the year ended December 31, 2024 was (7.7)%, such rate differ from the statutory Macau Complementary Tax rate of 12%, where the majority of the Company’s operations are located, primarily due to the effects of expired tax losses, expenses for which no income tax benefit is receivable, different tax rate of subsidiaries operating in other jurisdiction, income for which no income tax expense is payable and changes in valuation allowances.

No income tax was paid for the year ended December 31, 2025.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

13.	INCOME TAXES—continued

The net deferred tax liabilities as of December 31, 2025 and 2024 consisted of the following:

	December 31,
	2025	2024
Deferred tax assets:
Net operating losses carried forward	$44,885	$46,642
Depreciation and amortization	125,014	125,897
Lease liabilities	1,692	1,654
Other	5	80

Sub-total	171,596	174,273
Valuation allowances	(170,085)	(172,681)

Total deferred tax assets	1,511	1,592

Deferred tax liabilities:
Right-of-use assets	(1,389)	(1,397)
Unrealized capital allowances	(108)	—
Other	(74)	(272)

Total deferred tax liabilities	(1,571)	(1,669)

Deferred tax liabilities, net	$(60)	$(77)

As of December 31, 2025 and 2024, valuation allowances of $170,085 and $172,681 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2025, adjusted operating tax losses carried forward of $9,427 have no expiry date and the remaining amount of $133,477, $126,376 and $101,225 will expire in 2026, 2027 and 2028, respectively. Adjusted operating tax losses carried forward of $137,043 expired during the year ended December 31, 2025.

Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Undistributed earnings of a foreign subsidiary of SCI available for distribution to SCI of approximately $745,397 and $745,397 as of December 31, 2025 and 2024, respectively, are considered to be indefinitely reinvested. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to SCI. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, SCI would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $89,448 and $89,448 as of December 31, 2025 and 2024, respectively.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is presented as follows:

	Year Ended December 31,
	2025	2024
At beginning of year	$7,612	$—
Additions based on tax positions related to current year	4,632	7,562
Additions based on tax positions related to prior year	—	50

At end of year	$12,244	$7,612

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate were $12,244 and $7,612 as of December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, there were no interest and penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements.

Income tax returns of SCI and its subsidiaries remain open and subject to examination by the tax authorities of Macau and Hong Kong until the statute of limitations expire in five years and six years, respectively.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

14.	EMPLOYEE BENEFIT PLANS

Eligible employees of the Company are allowed to participate in defined contribution fund schemes operated by the Company (the “Defined Contribution Fund Schemes”) in Macau. The Company either contributes a fixed percentage of the eligible employees’ relevant income, a fixed amount or an amount which matches the contributions of the employees up to a certain percentage of relevant income to the Defined Contribution Fund Schemes. The Company’s contributions to the Defined Contribution Fund Schemes are vested with employees in accordance to vesting schedules, achieving full vesting of 10 years from the date of employment. The Defined Contribution Fund Schemes were established under trusts with the fund assets being held separately from those of the Company by independent trustees.

Employees employed by the Company in Macau are members of a government-managed social security fund scheme (the “Social Security Fund Scheme”), which is operated by the Macau government. The Company is required to pay monthly fixed contributions and meet the minimum mandatory requirement of the Social Security Fund Scheme to fund the benefits.

During the years ended December 31, 2025 and 2024, the Company’s contributions into these plans were $54 and $62, respectively.

15.	DISTRIBUTION OF PROFITS

Subsidiaries of SCI incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. As of December 31, 2025 and 2024, the balance of the legal reserve amounted to $6 and $6, respectively.

The Company’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the indenture governing the senior notes and the respective credit facility agreements, and disclosed in Note 9 under each of the respective borrowings.

During the years ended December 31, 2025 and 2024, SCI did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

16.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2025, the Company had capital commitments for the construction and acquisition of property and equipment totaling $4,096.

(b)	Guarantees

In addition to as disclosed in Note 9, the Company has made the following significant guarantee as of December 31, 2025:

SCF Senior Notes

On July 15, 2020, SCF issued two series of senior unsecured notes in an aggregate principal amount of $1,000,000, consisting of $500,000 of 6.000% Senior Notes due July 15, 2025 (the “2025 SCF Senior Notes”) and $500,000 of 6.500% Senior Notes due January 15, 2028 (the “2028 SCF Senior Notes”).

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

16.	COMMITMENTS AND CONTINGENCIES—continued

(b)	Guarantees—continued

SCF Senior Notes—continued

On April 8, 2024, SCF initiated a cash tender offer (the “2025 SCF Senior Notes Tender Offer (2024)”) which expired on May 6, 2024, subject to the terms and conditions, purchased an aggregate principal amount of $100,029 of the 2025 SCF Senior Notes and settled the transaction on April 24, 2024. Other than the 2025 SCF Senior Notes Tender Offer (2024), SCF repurchased an aggregate principal amount of $75,349 of the 2025 SCF Senior Notes during the year ended December 31, 2024. On July 15, 2025, SCF fully redeemed the outstanding principal amount of the 2025 SCF Senior Notes of $221,622 at maturity with cash on hand and funds drawn by the Company from the SCC Credit Facilities to fully repay to SCF the outstanding principal amount of the 2025 Intercompany Notes (as defined in Note 17(d)).

On January 14, 2021, SCF issued senior unsecured notes in an aggregate principal amount of $750,000 of 5.000% Senior Notes due January 15, 2029 (the “Initial 2029 SCF Senior Notes”); and on May 20, 2021 further issued senior unsecured notes in an aggregate principal amount of $350,000 of 5.000% Senior Notes due January 15, 2029 (the “Additional 2029 SCF Senior Notes”) which were consolidated to form a single series with the Initial 2029 SCF Senior Notes (and together, the “2029 SCF Senior Notes”).

The 2028 SCF Senior Notes and the 2029 SCF Senior Notes, are collectively referred to as the “SCF Senior Notes”.

All of the existing subsidiaries of SCF (including SCI) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (the “SCF Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the SCF Senior Notes on a senior basis (the “SCF Senior Notes Guarantees”). The SCF Senior Notes Guarantees are general obligations of the SCF Senior Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the SCF Senior Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the SCF Senior Notes Guarantors. The SCF Senior Notes Guarantees are effectively subordinated to the SCF Senior Notes Guarantors’ obligations under all existing and any future secured indebtedness (to the extent of the value of such property and assets securing such indebtedness).

Each of the indentures governing the SCF Senior Notes contains certain covenants, subject to certain exceptions and conditions, that limit the ability of SCF and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with affiliates; and (viii) effect a consolidation or merger. Each of the indentures governing the SCF Senior Notes also contains conditions and provides for customary events of default as well as early redemption options available to SCF during certain time periods and redemption options available to the SCF Senior Notes holders in certain events.

Trade Credit Facilities

Effective on August 31, 2025, one of the SCI’s subsidiaries amended the terms of its prior trade credit facility agreements entered into with a bank to meet certain payment obligations of the Studio City project, including a reduction of total facility amount to HK$25,000 (equivalent to $3,213) and an extension of the maturity date for two years to August 31, 2027 (“Trade Credit Facilities”). The Trade Credit Facilities are guaranteed by SCC and are supported by a promissory note (“Livrança”) of HK$25,000 (equivalent to $3,213) issued by such SCI’s subsidiary. As of December 31, 2025, approximately $643 of the Trade Credit Facilities had been utilized.

(c)	Litigation

As of December 31, 2025, the Company continues to be a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcomes of such proceedings have been adequately provided for or have no material impacts on the Company’s consolidated financial statements as a whole.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

17.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2025 and 2024, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2025	2024
Transactions with affiliated companies
Melco Resorts and its subsidiaries	Revenues (services provided by the Company):
	Revenue from casino contract	$305,946	$259,842
	Rooms and food and beverage (1)	152,052	154,233
	Services fee (2)	68,290	59,555
	Entertainment (1)	13,860	25,703
	Costs and expenses (services provided to the Company):
	Staff costs recharges (3)	129,737	116,491
	Corporate services (4)	44,948	41,460
	Other services	26,538	29,437
	Staff costs for construction and renovation work capitalized	3,538	4,618
	Purchases of goods and services	282	308
	Loan interest expenses	100,205	111,956
	Sale and purchase of assets:
	Sale of property and equipment	7,548	9,509
	Transfer-in of other long-term assets	30,728	31,193
	Purchase of property and equipment	—	204
Irad Imaging and Diagnostic Medical Center Ltd. (“iRad”) (5)	Revenues (services provided by the Company):
	Mall and sales-type lease income	358	—

(1)

These revenues primarily represented the rooms, food and beverage and entertainment services provided to Studio City Casino’s gaming patrons and charged to MRM and to other of Melco Resorts’ subsidiaries.

(2)

Services provided by the Company to Melco Resorts and its subsidiaries mainly include, but are not limited to, certain shared administrative services and shuttle bus transportation services provided to Studio City Casino.

(3)

Staff costs are recharged by Melco Resorts and its subsidiaries for staff who are solely dedicated to Studio City to carry out activities, including food and beverage management, retail management, hotel management, entertainment projects, mall development and sales and marketing activities and staff costs for certain shared administrative services.

(4)

Corporate services are provided to the Company by Melco Resorts and its subsidiaries. These services include, but are not limited to, general corporate services and senior executive management services for operational purposes.

(5)

The Company entered into an operating agreement (the “Studio City Operating Agreement”) with iRad, an affiliated company of Mr. Lawrence Yau Lung Ho, Melco Resorts’ Chief Executive Officer, to grant iRad the right to operate a private hospital focused on imaging and diagnostic medical services at Studio City and to utilize certain medical equipment for the operation of iRad at Studio City (the “Equipment”), for an initial period commencing from October 1, 2025 and ending on November 30, 2034, with an option to renew for two further periods of five years each by mutual agreement. As of December 31, 2025, a security deposit of MOP15,652 (equivalent to $1,953) received from iRad pursuant to the Studio City Operating Agreement, of which MOP3,679 (equivalent to $459) was included in accrued expenses and other current liabilities and MOP11,973 (equivalent to $1,494) was included in other long-term liabilities in the accompanying consolidated balance sheets.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

17.	RELATED PARTY TRANSACTIONS—continued

(a)	Receivables from Affiliated Companies

The outstanding balances mainly arising from operating income or prepayment of operating expenses as of December 31, 2025 and 2024 are unsecured, non-interest bearing and repayable on demand with details as follows:

	December 31,
	2025	2024
Melco Resorts’ subsidiaries	$34,253	$32,263
iRad	450	—

	$34,703	$32,263

(b)	Receivable from an Affiliated Company, Non-current

The outstanding balances as of December 31, 2025 and 2024 are mainly related to advances to SCF for its working capital purposes, and are unsecured and non-interest bearing. No part of the amount will be repayable within the next twelve months from the balance sheet date and, accordingly, the amounts are shown as non-current assets in the accompanying consolidated balance sheets.

(c)	Payables to Affiliated Companies

	December 31,
	2025	2024
Amounts due to affiliated companies (1)	$91,874	$51,860
Current portion of loans from an affiliated company, net (2)	—	21,595

	$91,874	$73,455

(1)

The outstanding balances as of December 31, 2025 and 2024 are payables to Melco Resorts and its subsidiaries mainly arising from operating expenses, and are unsecured, non-interest bearing and repayable on demand.

(2)	The outstanding balance as of December 31, 2024 represents current portion of the 2025 Intercompany Notes, net of unamortized advance discount, as defined in Note 17(d) below.

(d)	Payable to An Affiliated Company, Non-current

The outstanding balances as of December 31, 2025 and 2024 are the loans from SCF under respective Intercompany Notes as defined below.

	December 31,
	2025	2024
2025 Intercompany Notes (net of unamortized advance discount of nil and $278) (1)	$—	$221,344
2028 Intercompany Notes (net of unamortized advance discount of $1,734 and $2,525, respectively)	498,266	497,475
2029 Intercompany Notes (net of unamortized advance discount of $15,680 and $20,242, respectively)	1,084,320	1,079,758

	1,582,586	1,798,577
Less: Current portion of payable to an affiliated company (1)	—	(21,595)

Non-current portion of payable to an affiliated company	$1,582,586	$1,776,982

(1)

As of December 31, 2024, the net carrying amount of $199,749 of the 2025 Intercompany Notes was being classified as non-current portion of loans from an affiliated company given the repayment of such obligations was not expected to be funded by the Company’s working capital within one year and the Company had both the intent and ability, as evidenced by the SCC 2024 Revolving Facilities, to refinance these obligations on a long-term basis. The remaining net balance of $21,595 was being classified as current portion of loans from an affiliated company.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

17.	RELATED PARTY TRANSACTIONS—continued

(d)	Payable to An Affiliated Company, Non-current—continued

On July 15, 2020, SCF on-lent to SCI the principal amount of $500,000 of the 2025 SCF Senior Notes at 6.000% per annum maturing on July 15, 2025 (the “2025 Intercompany Notes”) and the principal amount of $500,000 of the 2028 SCF Senior Notes at 6.500% per annum maturing on January 15, 2028 (the “2028 Intercompany Notes”), and advanced to SCI at a discounted price of 98.90%. The 2025 Intercompany Notes and the 2028 Intercompany Notes had been fully drawn down by the Company on July 21, 2020. The aggregate net proceeds from the 2025 Intercompany Notes and the 2028 Intercompany Notes after deducting the original advance discount of $11,000 was $989,000, a portion of which was used to redeem in full the previous senior secured notes of SCC with accrued interest and redemption premium.

In connection with the 2025 SCF Senior Notes Tender Offer (2024) and the repurchases of the 2025 SCF Senior Notes during the year ended December 31, 2024, the Company repaid the aggregate principal amount of $175,378 of the 2025 Intercompany Notes during the year ended December 31, 2024. On July 15, 2025, SCF fully redeemed the outstanding principal amount of the 2025 SCF Senior Notes of $221,622 at maturity with cash on hand and funds drawn by the Company from the SCC Credit Facilities to fully repay to SCF the outstanding principal amount of the 2025 Intercompany Notes of $221,622.

On January 14, 2021 and May 20, 2021, SCF on-lent to SCI the principal amount of $750,000 of the Initial 2029 SCF Senior Notes and the principal amount of $350,000 of the Additional 2029 SCF Senior Notes, respectively, at 5.000% per annum maturing on January 15, 2029 (together, the “2029 Intercompany Notes”), and advanced to SCI at a discounted price of 97.375%. The 2029 Intercompany Notes had been fully drawn down by the Company on June 11, 2021. The aggregate net proceeds from the 2029 Intercompany Notes after deducting the original advance discount of $28,874 was $1,071,126, which were partially used to refinance in full the previous intercompany notes and with the remaining amount used for capital expenditures of the remaining development project at Studio City and for general corporate purposes.

The 2028 Intercompany Notes and the 2029 Intercompany Notes, are collectively referred to as the “Intercompany Notes”.

The interest is payable semi-annually in arrears on each January 15 and July 15. The Company is obligated to pay a commitment fee on the undrawn amount, if any, of the Intercompany Notes.

The Intercompany Notes are unsecured and are repayable on demand by SCF at the same time as the repayment in full or in part of amounts due under the respective SCF Senior Notes, whether at maturity, on early redemption or mandatory repurchase or upon acceleration according to the respective indentures of the SCF Senior Notes.

18.	SEGMENT INFORMATION

The Company’s principal operating activities are engaged in the hospitality business and provision of services pursuant to a casino contract in Macau. The Company monitors its operations and evaluates its earnings by reviewing the assets and operations of Studio City as one operating segment. As of December 31, 2025 and 2024, the Company operated in one geographical area, Macau, where it derives its revenues and its long-lived assets are located.

The Company’s capital expenditures amounted to $46,184 and $64,704 for the years ended December 31, 2025 and 2024, respectively.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

18.	SEGMENT INFORMATION—continued

The Property General Manager at Studio City is the Chief Operating Decision Maker (“CODM”) of the Company. The CODM reviews and evaluates consolidated net income as the measure of segment profit or loss and to compare the operating performance of Studio City with those of its competitors as a way to assess performance. The CODM reviews total assets, as reported on the consolidated balance sheets. The CODM also utilizes consolidated expense information in order to assess financial performance. Employee expenses mostly consists of allocated labor costs for non-gaming operations from Melco Resorts’ subsidiaries. Depreciation and amortization expenses and interest expense include those recorded with the consolidated statements of operations.

The following table presents the results of operations for Studio City and reconciliation to net loss attributable to Studio City Investments Limited for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
	2025	2024
Operating revenues:
Revenue from casino contract	$305,946	$259,842
Rooms	168,011	160,721
Food and beverage	90,118	89,660
Entertainment	39,115	47,533
Services fee	68,290	59,555
Mall	19,202	18,289
Retail and other	3,909	3,571

Total operating revenues	694,591	639,171
Employee benefits expenses (1)	(154,769)	(145,673)
Depreciation and amortization	(207,282)	(200,162)
Interest expense	(130,164)	(137,822)
Other segment items (2)	(273,531)	(257,804)

Net loss	(71,155)	(102,290)
Net income attributable to noncontrolling interests	(597)	(491)

Net loss attributable to Studio City Investments Limited	$(71,752)	$(102,781)

(1)

“Employee benefits expenses” includes salaries, bonuses and incentives, benefits and allocated labor costs for non-gaming operations from Melco Resorts’ subsidiaries. Certain amounts of “Employee benefits expenses” are included in “Other segments items” as pre-opening costs; and with certain amounts incurred during the construction and development stage of Studio City capitalized in property and equipment.

(2)

“Other segment items” mainly include cost of inventories, advertising and promotions expenses, repair and maintenance expenses, utilities and fuel expenses, corporate and other non-gaming services recharged from Melco Resorts’ subsidiaries, pre-opening costs, property charges and other, interest income, other financing costs, net foreign exchange (losses) gains and income tax expense.

19.	SUBSEQUENT EVENT

On March 16, 2026, the Company repaid an outstanding principal amount of HK$78,000 (equivalent to $9,972) along with accrued interest under the SCC 2024 Revolving Facilities.

In preparing the accompanying consolidated financial statements, the Company has evaluated events and transactions for potential recognition and disclosure through April 24, 2026, the date the accompanying consolidated financial statements were available to be issued.